UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OCEAN THERMAL ENERGY CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	80-0968237
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

800 South Queen Street, Lancaster PA	17603
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:	Telephone (717) 299-1344

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered
n/a	n/a

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, Par Value $0.0001
(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This registration statement contains statements about the future, sometimes referred to as “forward-looking” statements. Forward-looking statements are typically identified by the use of the words “believe,” “may,” “could,” “should,” “expect,” “anticipate,” “estimate,” “project,” “propose,” “plan,” “intend,” and similar words and expressions. Statements that describe our future strategic plans, goals, or objectives are also forward-looking statements.

Actual results could vary significantly from those expressed or implied in such statements and are subject to a number of risks and uncertainties. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we can give no assurance that these expectations will prove to be correct. The forward-looking statements involve risks and uncertainties that affect operations, financial performance, and other factors as discussed in this registration statement.

Discussions containing these forward-looking statements may be found, among other places, in this registration statement under the captions “Risk Factors,” “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

These forward-looking statements involve risks and uncertainties that could cause our actual results to differ materially from those in the forward-looking statements. Before deciding to purchase our securities, you should carefully consider the risk factors discussed here or incorporated by reference, in addition to the other information set forth in this registration statement. Forward-looking statements speak only as of the date of the document in which they are contained, and we do not undertake any duty to update our forward-looking statements, except as may be required by law, and we caution you not to rely on them unduly.

WE ARE AN EMERGING GROWTH COMPANY

We are an “emerging growth company” within the meaning of the federal securities laws. For as long as we are an emerging growth company, we will not be required to comply with the requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, the reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and the exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these reporting exemptions until we are no longer an emerging growth company. For a description of the qualifications and other requirements applicable to emerging growth companies and certain elections that we have made due to our status as an emerging growth company, see Risk Factors—We are an “emerging growth company” and as such, our disclosures may be less extensive than the information you receive from other public companies that are not emerging growth companies.

ITEM 1. BUSINESS

We develop projects for renewable power generation, desalinated water production, and air conditioning using proprietary intellectual property designed and developed by our own experienced oceanographers, engineers, and marine scientists. Plants using our technologies are designed to extract energy from the temperature difference between warm surface ocean water and cold deep seawater at a depth of approximately 3,000 feet. We believe these technologies provide practical solutions to mankind’s fundamental needs for sustainable, affordable energy; desalinated water for domestic, agricultural, and aquaculture uses; and cooling, all without the use of fossil fuels.

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Ocean Thermal Electrical Conversion, known in our industry as OTEC, power plants are designed to produce electricity. In addition, some of the seawater running through an OTEC plant can be desalinated efficiently, producing fresh water for agriculture and human consumption.

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Seawater Air Conditioning, known in our industry as SWAC, plants are designed to use cold water from ocean depths to provide air conditioning for large commercial buildings or other facilities. This same technology can also use deep cold water from lakes, known as Lake Water Air Conditioning or LWAC.

Both OTEC and SWAC systems can be engineered to produce desalinated water for potable, agricultural, and fish farming/aquaculture.

Many applications of technologies based on ocean temperature differences between surface and deep seawater have been developed at the Natural Energy Laboratory of Hawaii Authority, or NELHA, test facility (http://nelha.hawaii.gov), including applications for desalinated seawater, fish-farming, and agriculture. We believe our proprietary advances to existing technologies developed by others in the industry enhance their commercialization for the plants we proposed to develop.

We have recruited a scientific and engineering team that includes oceanographers, engineers, and marine scientists who have worked for a variety of organizations since the 1970s on several systems based on extracting the energy from the temperature differences between surface and deep seawater, including projects by NELHA, the Argonne National Laboratory (http://www.anl.gov), and others. Our executive team members have complementary experience in leading engineering and technical companies and projects from start-up to commercialization.

Our management team has led the development of the business since 2010 and has established a noteworthy pipeline of projects resulting in:

●	a signed energy services agreement (‘‘ESA’’) for the Baha Mar project to design, build, own and operate a SWAC plant in the Bahamas;

●	signed memorandum of understanding and general terms agreement to design, build, own, and operate plants using OTEC, SWAC, or a combination of both in the U.S. Virgin Islands and the Cayman Islands;

•
ongoing feasibility analysis and proposals for OTEC and SWAC plants for the U.S. Department of Defense, the U.S. Department of Agriculture, the U.S. Virgin Islands, American Samoa, U.S. Department of Defense Contractors AMERESCO and NORESCO; and

•	other identified prospects under early-stage analysis.

During the past three years or more, our principal efforts have been directed toward completing project design, arranging financing, and initiating construction on our Baha Mar SWAC project, as discussed in greater detail below. We are to earn a $6.0 million development fee when we receive the project equity and debt funding and we instruct our engineering, construction, and contracting partner to start work. When construction was suspended due to a change in ownership of the Baha Mar resort in mid-2015, we re-directed our development efforts to other projects, principally the U.S. Virgin Islands project discussed below.

Our Vision

Our vision is to bring these technologies to select locations in tropical and subtropical regions of the world that have suitable sea depth, shore configuration, and market need. Our initial markets and potential projects include several U.S. Department of Defense bases situated in the Asia Pacific and other regions where energy independence is crucial. Currently, we have projects in various planning and development stages in the Caribbean, Zanzibar, Guam, and other island locations.

The Technology

OTEC is a self-sustaining energy source, with no supplemental power required to generate continuous (24/7) electricity. It works by converting heat from the sun, which has warmed ocean surface water, into electric power, and then completing the process by cooling the plant with cold water from deep in the ocean. The cold water can also be used for very efficient air conditioning and desalinated to produce fresh water. OTEC has worked in test settings where there exists a natural temperature gradient of 20 degrees Celsius or greater in the ocean. Analyzing data from the table on the following page suggests that OTEC can deliver sustainable electricity in tropical and subtropical regions of the world at rates approximately 20-40% lower than typical costs for electricity produced by fossil fuels in those markets.

Further, we believe that a small, commercial OTEC plant could offer competitive returns even in a market where the cost of electricity is as low as $0.30 per kilowatt-hour, or kWh. In our markets, fossil-fuel generated power costs $0.35 per kWh and up, providing us with an opportunity to offer base-load energy (the amount of energy required to meet minimum requirements) pricing that is better than our customer’s next best alternative.

Technological advances during the prior decade or so have significantly reduced the capital costs of OTEC to make it competitive to traditional energy sources in the energy markets. Technology improvements include larger diameter seawater pipes manufactured with improved materials; increased pumping capabilities from ocean depths; better understanding of material requirements in a deep ocean environment; more experience in deep-water pipeline and cable installation techniques; and accurate sea-bottom mapping technology, which is required for platform positioning and pipe installation.

We estimate that a small OTEC plant that delivers 13 million watts (megawatts or MW) per hour for 30 years would currently cost approximately $350 million. This is the plant size that we typically propose for our initial target markets to meet 20% or more of their current demand for electricity and a large portion of their need for fresh drinking water and agricultural water. OTEC has been proven in test settings at NELHA, where a Department of Energy-sponsored OTEC plant operated successfully throughout the 1990s to produce continuous, affordable electricity from the sea without the use of fossil fuels. Spin-off technologies of desalination and seawater cooling, developed from the OTEC plant at NELHA, have also become economically and technical feasible.

Finally, we believe the decreasing supply and increasing cost of fossil-fuel-based energy has intensified the search for renewable alternatives. We further believe that renewable energy sources, although traditionally more expensive than comparable fossil-fuel plants, have many advantages, including increased national energy security, decreased carbon emissions, and compliance with renewable energy mandates and air quality regulations. We believe these market forces will continue and potentially increase. In remote islands where shipping costs and limited economies of scale substantially increase fossil-fuel-based energy, renewable energy sources may be attractive. Many islands contain strategic military bases with high-energy demands that we believe would greatly benefit from a less expensive, reliable source of energy that is produced locally, such as OTEC.

SWAC is a process that uses cold water from locations such as the ocean or deep lakes to provide the cooling capacity to replace traditional electrical chillers in an air conditioning system. SWAC applications can reduce the energy consumption of a traditional air-conditioning system by as much as 90%. Even when the capital cost amortization of building a typically sized SWAC system providing 9,800 tons of cooling ($140-$150 million) are taken into account, SWAC can save the customer approximately 25-40% when compared to conventional systems—we estimate savings can be as high as 50% in locations where air temperatures and electricity costs are high. Cooling systems using seawater or groundwater for large commercial structures are in use at numerous locations developed and operated by others worldwide, including Heathrow Airport, UK; Finland (Google Data Center); Cornell University, NY; Stockholm, Sweden; and the City of Toronto, Canada.

Below is a table showing our estimate of the savings on a 20-year contract providing cooling from a typical size (62,000 ton hours chilled water) SWAC plant serving five hotels when compared to a conventional system (all amounts, except percentages, in thousands):

Electricity Cost per kWh	$0.20	$0.25	$0.30	$0.35	$0.40
Conventional cost*	$497,998	$586,026	$674,054	$762,082	$850,111
Total annual SWAC	374,010	385,747	397,485	409,222	420,959
Total savings	$123,988	$200,279	$276,579	$352,860	$429,152
Percent Savings	25%	34%	41%	46%	50%
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*
Our estimate of the cost of new cooling capacity using electric centrifugal water cooled chillers with maintenance costs escalated at projected local consumer price increases and with electrical costs in current dollars, escalated at 4% annually.

How the Technology Works

OTEC uses the natural temperature difference between cooler deep ocean water at a depth of approximately 3,000 feet and warmer shallow or surface water to create energy. An OTEC plant project involves installing about 6.0 feet diameter, deep-ocean intake pipes (which can readily be purchased), together with surface water pipes, to bring seawater onshore. OTEC uses a heat pump cycle to generate power. In this application, an array of heat exchangers transfer the energy from the warm ocean surface water as an energy source to vaporize a liquid in a closed loop, driving a turbine, which in turn drives a generator to produce electricity. The cold deep ocean water provides the required temperature to condense vapor back into a liquid, thus completing the thermodynamic cycle, which is constantly and continuously repeated. The working fluid is typically ammonia, as it has a low boiling point. Its high hydrogen density makes ammonia a very promising green energy storage and distribution media. Among practical fuels, ammonia has the highest hydrogen density, including hydrogen itself, in either its low temperature, or cryogenic, and compressed forms. Moreover, since the ammonia molecule is free of carbon atoms (unlike many other practical fuels), combustion of ammonia does not result in any carbon dioxide emissions. The fact that ammonia is already a widely produced and used commodity with well-established distribution and handling procedures allows for its use as an alternative fuel. This same general principle is used in steam turbines, internal combustion engines, and, in reverse, refrigerators. Rather than using heat energy from the burning of fossil fuels, OTEC power draws on temperature differences of the ocean caused by the sun’s warming of the ocean’s surface, providing an unlimited and free source of energy.

OTEC and SWAC infrastructure offers a modular design that facilitates adding components to satisfy customer requirements and access to a sufficient supply of cold water. These components include reverse-osmosis desalination plants to produce drinkable water, bottling plants to commercialize the drinkable water, and off-take solutions for aquaculture uses (such as fish farms), which benefit from the enhanced nutrient content of deep ocean water. A further advantage of a modular design is that, depending on the patterns of electricity demand and output of the OTEC plant, a desalination plant can be run using the excess electricity capacity.

Currently, OTEC requires a minimum temperature difference of approximately 20 degrees Celsius to operate, with each degree greater than this increasing output by approximately 10% to 15%. OTEC has potential applications in tropical and subtropical zones. OTEC is particularly well suited for tropical islands and coastal areas with proximate access to both deep water and warm surface water. These communities are typically subject to high and fluctuating energy costs ranging from $0.28-$0.75 per kWh, as they rely on importing fossil fuels for power generation. Data from the National Renewable Energy Laboratory of the U.S. Department of Energy website indicated that at least 68 countries and 29 territories around the globe appear to meet these criteria.

The world’s largest OTEC power plant to date is operational at the NELHA facility in Hawaii and is connected to the electrical grid. It provides base-load electricity produced by OTEC to about 150 homes. Around the world, a couple of other successful developmental and experimental plants have been built, and the U.S. National Oceanic and Atmospheric Administration, or NOAA, has stated that: “The qualitative analysis of the technical readiness of OTEC by experts at this workshop suggest that a <10 MWe floating, closed-cycle OTEC facility is technically feasible using current design, manufacturing, deployment techniques and materials.” We believe that we have sufficient skill and knowledge to now commercialize 5-MW to 30-MW land-based OTEC plants, using off-the-shelf components, including the cold-water piping.

SWAC (or LWAC) is a significantly more cost-effective and environmentally-friendly way to implement air-conditioning using cold water sourced from lakes or, analogous with OTEC, deep ocean water, rather than from an electric chiller. Comparing Federal Energy Management Program engineering efficiency requirements with our own engineering estimates for our Baha Mar plant, we estimate that SWAC systems can reduce electricity consumption by as much as 90% when compared to conventional systems, and may be well-suited for large structures, such as office complexes, medical centers, resorts, data centers, airports, and shopping malls.1

There are examples of proven successful SWAC/LWAC systems in use, including a large 79,000-ton system used to cool buildings in the downtown area of the City of Toronto, Canada; Google’s data center in Finland operates a SWAC system that uses waters from the Baltic Sea to keep servers cool; and a system with more than 18,000 tons of cooling is in operation at Cornell University, Ithaca, New York.

Why OTEC Versus Other Energy Sources

The construction costs of power plants using any technology are much higher in remote locations, such as tropical islands, than on the mainland of the United States, principally due to the need to transport materials, components, and other construction materials, supplies, and labor not available locally. There are also considerations that make those other technologies less attractive in those areas. We believe the consistency of OTEC over its life provides clear advantages over other generation technology in the tropical and subtropical markets, because its base-load power (available at all times and not subject to fluctuations throughout the day) is an important asset to the small transmission grid, which is typical in these regions.

Combined-cycle natural gas plants typically need to be capable of generating several hundred MWs to attain the lower cost per kW installed values to make the plant economically feasible. Tropical locations do not have large enough grids and market demand to make that plant size reasonable. Further, tropical locations frequently do not have domestic fuel supplies, requiring fuel to be imported. In order to import natural gas, it must be liquefied for shipment and then vaporized at the location. There are initial cost and public safety concerns with such facilities. In addition, gas-fired plants emit undesirable nitrogen oxide, carbon dioxide, and volatile organic compounds.
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1 http://energy.gov/eere/femp/covered-product-category-air-cooled-electric-chillers

Solar applications continue to increase as the cost and effectiveness of photovoltaic panels improve. However, we estimate that the cost to install solar panels in tropical regions remains high. Beyond the issues with shipping and labor costs that all construction must overcome, the design and building code requirements are tougher in storm-prone areas subject to potential damage from hurricanes, earthquakes, and typhoons than are typically encountered in mainland nontropical installations. Support structures must be more substantial in order to hold the solar panels in place in case of hurricane-force winds. Solar power, like wind power, places substantial stress on an electrical grid. Since the input of both of these sources is subject to weather conditions, they cannot be considered a reliable supply of power, and back-up capacity is necessary. Further, instantaneous changes in output due to sporadic cloud cover create transient power flow to the grid, creating difficulties in maintaining proper voltages and stability. OTEC is a stabilizing source to the grid, providing constant and predictable power, and has no emissions. The ability of OTEC to provide constant, continuous power is a large benefit as compared to any of the other renewable options available.

Our estimated price of OTEC-generated power of approximately $0.30 per kWh under current economic conditions, which can be as low as $0.18 net per kWh with maximum efficiency and revenue from water production, is also constant both throughout the year and over a plant’s life. OTEC’s power price, determined almost entirely by the amortization of its initial cost, is a protection against inflation and rising interest rates, which greatly affect coal and oil. Customers in our target markets currently pay from $0.35 to as high as $0.60 per kWh for power from coal- and oil-fueled power plants. However, imported fuels are subject to price volatility that has a direct impact on the cost of electricity and adds operating risk during the life of a plant. The fuel handling to allow for the shipping, storage, and local transport is expensive, a potential source of damaging fuel spills, and a basis for environmental concerns. Fossil-fuel plants create pollution, emit carbon dioxide, and are visually unappealing, which is of particular concern in tropical areas renowned for their clear, pristine air and beauty. We project OTEC can save these markets up to 40%, compared to their current electrical costs, and when revenues from fresh drinking water, aquaculture, and agriculture production are considered, the justification is even more compelling.

Why OTEC Now

We believe that OTEC is now an economically, technologically, and environmentally competitive power source, especially for developing or emerging countries in certain tropical and subtropical regions contiguous to oceans. Our natural target markets are communities in countries around the Caribbean, Asia, and the Pacific. These locations are typically characterized by limited infrastructure, high-energy costs, mostly imported or expensively generated electricity, and frequently with significant fresh water and food shortages. These are serious limitations on economic development, which we believe our OTEC technology can address.

Data published by the American Society of Civil Engineers show that at least 98 nations and territories using an estimated 7 terawatts of potential OTEC net power are candidates for OTEC-power systems.2 From this, we estimate that the demand worldwide for OTEC power is worth an estimated $98 billion over the life of energy supply contracts (typically 20- or 30-year power purchase agreements, or PPAs).

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2 http://hinmrec.hnei.hawaii.edu/wp-content/uploads/2010/01/OTEC-Economics-circa-1990.pdf

Over the past decade, there have been substantial changes that we believe have now made the commercialization of OTEC economically, technologically, and environmentally feasible. First and foremost is the price of oil, which until early 2014 traded at prices ranging from approximately $75 to $120 per barrel, since dropping to $50 per barrel or lower. At March 31, 2016, oil traded at approximately $59.60 per barrel, as quoted at Brent, the leading global price benchmark for Atlantic basin crude oils. Even with current relatively low oil prices, developers of oil-fired power plants must model the economic performance of their plants over a useful life of 20 or more years, so they remain vulnerable to future oil price increases. The U.S. Energy Information Administration predicts increasing oil prices as a result of a combination of higher demand for liquid fuels and lower global crude oil supply in nations not included in Organisation for Economic Co-operation and Development. The U.S. Energy Information Administration predicts Brent crude oil prices will rise to between $76 and $252 per barrel (2013 dollars) in 2040 depending on demand and supply. It is generally accepted within the OTEC community that OTEC approaches competitive pricing when oil exceeds $40 per barrel.3 With OTEC power, customers can decouple the price of electricity from the price of oil.

The International Energy Agency’s 2015 World Energy Outlook expects liquid natural gas export capacity to grow rapidly in the short term, with major new sources of supply coming mostly from Australia and the United States.

Liquid natural gas prices have collapsed, in part because demand is turning out to weaker than some previously anticipated.4 Additionally, many rules and regulations are in effect to mitigate the environmental issues associated with liquid natural gas extraction, transportation, and storage, adding significant costs.5

The electric power sector accounted for 31% of total greenhouse gas emissions by the United States in 2013. Greenhouse gas emissions from electricity have increased by about 11% since 1990 as electricity demand has grown and fossil fuels have remained the dominant source for generations.6

Fossil-fuel-fired power plants are a significant source of domestic carbon dioxide emissions, the primary cause of global warming. To generate electricity, fossil-fuel-fired power plants use natural gas, petroleum, coal, or any form of solid, liquid, or gaseous fuel derived from such materials.

The United States, along with many other countries including the United Kingdom and The Netherlands, have agreed or proposed either to shut down or to substantially reduce all of their coal-burning power plants over the next few years.7

Scientific American, a respected U.S. scientific journal, recently reported that scientists have determined that both money and lives would be saved if rising fossil-fuel and biofuel emissions that are warming the planet are stopped and power generation is switched to an entirely renewable energy system.8

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3 http://www.eia.gov/forecasts/aeo/chapter_intro.cfm
4 http://oilprice.com/Energy/Gas-Prices/LNG-Glut-Set-To-Worsen-Considerably-Over-Next-3-Years.html
5 http://www2.epa.gov/sites/production/files/2015-08/documents/lng_regulatory_roadmap.pdf
6 http://www3.epa.gov/climatechange/ghgemissions/sources/electricity.html
7 http://www.nytimes.com/2015/08/02/us/obama-to-unveil-tougher-climate-plan-with-his-legacy-in-mind.html?_r=0, http://www.bbc.com/news/business-34851718, and http://phys.org/news/2015-11-dutch-lawmakers-coal-power.html
8 http://www.scientificamerican.com/article/how-renewable-energy-could-make-climate-treaties-moot

Many countries today, including the United States, are concerned with environmental issues caused by fossil-fuel generated power. At the Sustainable Innovation Forum, a business-focused event held in Paris, France, in late 2015, cross-sector participants from business, government, finance, the United Nations, non-governmental organizations, and civil society met to create opportunities to bolster business innovation and bring scale to the emerging green economy.

The international concern about the harmful effects of climate change led to the negotiation of the Paris Agreement in December 2015 as the culmination of the 2015 United Nations Climate Change Conference. The Paris Agreement will become legally binding if joined in by at least 55 countries that together represent 55% of the global greenhouse emissions. The agreement provides for members to reduce their carbon output as soon as possible and to do their best to keep global warming to no more than two degrees Celsius, or 3.6 degrees Fahrenheit. In order to achieve the desired results, there would have to be a worldwide reduction in emissions from fossil fuels and a shift to renewable resources.9

We believe the ongoing concern about environmental issues and the price instability of fossil-fuel prices are motivation for increased commercial interest in OTEC, renewed activity in the commercial sector, and increased interest among communities and agencies that recognize the potential benefits of this technology, including the U.S. Department of Defense and U.S. Department of the Interior territories. In the last four years, several large companies have used their OTEC technology experience to introduce OTEC systems worldwide, supporting the argument that the technology is now at the point where it can be introduced at a commercial level:

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In June 2014, the French companies, Akuo Energy and DCNS, were funded to construct and install a number of OTEC plants adding up to 16 MWs of power generation outside the coastline of Martinique in the Caribbean. This is by far the biggest OTEC project announced to date, and the European Union has allocated €72 million (about $82 million at current exchange rates) for this purpose. DCNS is a teaming partner with us for potential projects in the Caribbean.10

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Since early 2014, we have begun working with several industrialized and developing countries for investigating suitable OTEC sites, infrastructural solutions, and funding opportunities. These include the U.S. Virgin Islands, The Bahamas, Cayman Islands, and other countries.

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Lockheed Martin has designed a 10-MW OTEC plant and has partnered with the China-based Reignwood Group, stated its intent to build the plant.11 According to Lockheed Martin: “Just one 10-megawatt OTEC plant could provide reliable, clean energy for approximately 10,000 people; replace the burning of 50,000 barrels of oil; and eliminate the release of 80,000 tons of carbon dioxide per year into the atmosphere.”12

●	Two non-governmental organizations promoting OTEC have been created in recent years: OTEC Foundation (based in The Netherlands) and OTEC Africa (based in Sweden).

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9 http://unfccc.int/paris_agreement/items/9485.php
10 http://www.akuoenergy.com/fileadmin/media/pdf/news-en/14_07_08_OTEC_plant_in_Martinique.pdf
11http://www.lockheedmartin.com/us/news/press-releases/2013/october/131030-mst-otec-lockheed-martin-and-reignwood-group-sign-contract-to-develop-ocean-thermal-energy-conversion-power-plant.html
12 http://www.lockheedmartin.com/us/news/features/2014/140626-mst-otec-green-electricity-award.html

●	In 2014, the world’s first international conference dedicated to OTEC was held in Borås, Sweden. A conference report was published.13

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New technological advances for larger and more robust deep seawater pipes and more efficient and cost-effective heat exchangers, pumps, and other components have, in our opinion, further improved the economics for OTEC.

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Many countries, including a large number of Caribbean nations, now have renewable energy standards and are looking at ways to reduce their carbon footprint, decouple the price of electricity from the volatile price of oil, and increase energy security. Along with these countries, we are aware that Hawaii, U.S. territories, and the U.S. Department of Defense are looking at OTEC as a possible source of renewable energy and water for drinking, fish farming, and agriculture.

Global acceptance of man’s influence on climate change may also contribute to a shift in the demand for OTEC. As evidenced by the Paris Agreement reached in December 2015 to combat climate change, 195 nations have expressly recognized that conventional fossil-fuel powered energy technologies affect global climate change and the need to embrace a sustainable future in energy and water.14 Low-lying coastal countries (sometimes referred to as small island developing states) that tend to share similar sustainable development challenges, including small but growing populations, limited resources, remoteness, susceptibility to natural disasters, vulnerability to external shocks, excessive dependence on international trade, and fragile environments, have embraced this recognition and are keenly aware that they are on the frontline of early impact of sea level rise and are aggressively trying to embrace sustainable-energy alternatives. This is a major driving force for OTEC in our primary early markets.

Recent international political instability in fossil-fuel-producing regions and oil price volatility have exposed the criticality of energy security and independence for all countries. The need to have a tighter control of domestic energy requirements is a matter of increasing international concern. Continued reliance on other countries (particularly those in oil-producing regions) is not a favorable option any longer. We believe these considerations will continue to drive renewable research and commercialization efforts that benefit technologies with global potential to replace fossil-fuel-based energy systems and benefit from base-load capabilities like OTEC.

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13 http://www.otecnews.org/wp-content/uploads/2013/11/Chino_DCNS.pdf
14 http://unfccc.int/paris_agreement/items/9485.php

The following table represents our belief as to the relative advantages and disadvantages of all electricity-producing technologies:

COMPETITIVE ISSUE & TECHNOLOGY	NUCLEAR	COAL, OIL & GAS	OTEC	WIND & SOLAR (PV)	HYDRO	WAVE	CURRENT
Source of Fuel	Often imported; inter-nationally restricted trade	Mostly imported in our target markets	Local renewable	Local renewable	Local, but often not available in our target markets	Local renewable	Local renewable
Is Fuel Accessible?	Not always; country-specific inter-nationally-restricted trade	Requires considerable port and storage areas in our target markets	Yes	Yes	Requires flowing rivers and terrain with higher altitudes	Dependent on wave density and frequency	Site dependent
Predictable Energy Supply	Yes, base-load power	Yes, base-load power	Yes, base-load power	No, unpredictable and usually much lower during nighttime hours	Yes, base-load power	Unpredictable	Usually predictable
Meeting Load Profile	Constant generation	Constant generation	Constant generation	Unpredictable source	Constant generation	Unpredictable source	Typically constant
Land Required	Buffer zone required	Fuel handling and storage	Small area	Requires large amounts of real estate	Often impacts watershed areas	System must be located underwater	System must be located underwater
Typical Weather	Unlikely to be affected by weather	Unlikely to be affected by weather	Unlikely to be affected by weather	Weather changes cause power output to vary	Rarely affected by weather except by extreme periods of drought	Weather changes cause power output to vary	Weather changes cause power output to vary
Tropical Storms and Hurricanes	Protected equipment usually unaffected by natural disasters	Shipping, storage, and port facilities vulnerable to storms, earthquakes, tsunamis, etc.	Buried and protected pipelines and equipment	Structures usually exposed and vulnerable	Protected equipment	Structures very exposed to storms	Considerable exposure during storms
Emissions/Waste	Problematic waste	High level of pollution	No fuel	No fuel	No fuel	No fuel	No fuel

Pipeline of Projects and Opportunities

Our current management team has led the development of the business since 2010 and has established a pipeline of projects, in various stages, to design, build, own, and operate OTEC, SWAC, or a combination of both plants in the U.S. Virgin Islands, The Bahamas, Cayman Islands, American Samoa, and East Africa.

Our current project pipeline is shown in the chart below with further details of certain projects, in order of each project’s stage of commitment:

Energy Services Agreement—Baha Mar

Our wholly owned Bahamian subsidiary is undertaking the development, construction, and operation of a 9,800-ton SWAC system to supplement conventional air conditioning at the Baha Mar Resort, a new resort on New Providence Island, Nassau, The Bahamas, pursuant to a signed 20-year ESA with Baha Mar Ltd., the developer of the Baha Mar Resort. This 2015 ESA was entered into after a similar 2013 ESA between the same parties was renegotiated due to government permitting delays. Our SWAC plant will service multiple hotels and a 100,000 square foot casino. The overall SWAC project cost is estimated to be $147 million. We estimate that the SWAC system will reduce Baha Mar’s electricity consumption by an equivalent of 50,000-60,000 barrels of oil and an estimated 40,000 tons of carbon dioxide per year, generating estimated cost savings for the resort of approximately $2.0 million per annum and over $40.0 million over the project’s 20-year life when compared to a traditional air conditioning system, which is an estimated 30% savings in energy costs over the life of the project.

To build and operate this plant, in January 2012 we signed a turnkey engineering, procurement, and contracting arrangement with DCO Bahamas, Ltd., a subsidiary of DCO Energy LLC, Mays Landing, New Jersey. It will be necessary to amend this agreement to accommodate the changes to the project’s commercial operation date caused by the delayed opening of the resort. Both parties are aware of this need and share an understanding of the specific sections that will require amendment.

DCO Energy has invested $1.0 million in our company, and Frank E. DiCola, chief executive officer and managing partner of DCO Energy, is one of our directors.

To assist in raising the required senior debt financing for the Baha Mar project, we entered into an agreement in April 2011 with Raymond James & Associates, Inc., to act as our project adviser and sole debt placement agent. Since that time, Raymond James has drafted numerous project-related marketing documents; reviewed our materials; researched the background of related parties; and attended numerous calls and meetings.

In late 2013, Raymond James arranged numerous presentations to potential senior debt lenders for the Baha Mar project, and our representatives together with DCO Energy personnel accompanied Raymond James at its banking office in New York City for project financing presentations to potential lending sources. From those presentations, we selected a large European bank as our primary prospective lender for the Baha Mar project and executed a mandate letter with the lender.

During 2013 and 2014, we proceeded, at our own cost, to advance engineering and permitting, with principal construction permits now obtained. In anticipation of closing project funding and to coordinate our construction with the installation of other components by others, we also funded the installation of the seawater feedstock pipeline from the plant site, under a golf course, to the water’s edge. We suspended construction in mid-2015. As of December 31, 2015, we had assets under construction of $6.9 million associated with this project.

On June 29, 2015, with the resort an estimated 95% complete, Baha Mar Ltd., the developer of the resort, filed for Chapter 11 bankruptcy protection in U.S. Bankruptcy Court in Wilmington, Delaware. Baha Mar Ltd. is the entity with which our subsidiary entered into the ESA to build the SWAC system. The underlying cause of the filing was a commercial dispute between Baha Mar Ltd. and its construction company. Neither we nor our construction company, DCO Energy, is a party to the proceeding. At an early stage of the proceedings, the U.S. Bankruptcy Court in Wilmington, Delaware, dismissed the action on September 15, 2015, agreeing with the Bahamas Supreme Court in finding that the case should properly be decided in Bahamian courts.

The case is proceeding in the Bahamas Supreme Court with the September 2015 appointment of provisional liquidators (Bahamas-based KRyS Global and UK-based AlixPartners) for the specific purpose of preserving the assets of the unfinished resort pending a resolution of the dispute. In November 2015, the Bahamas Supreme Court named Deloitte & Touche LLP as a receiver to Baha Mar Ltd. at the request of the Export-Import Bank of China, which is a primary creditor having made a $2.45 billion loan to Baha Mar Ltd. in 2010. In March 2016, the receiver engaged Colliers International, an international real estate firm, to actively market the resort to a new owner.

The June 2015 bankruptcy of the developer constituted an event of default under the ESA, but we have elected not to assert that default in favor of attempting to pursue the project. Under the terms of our ESA, in the event of default of the developer, we have the right to recover damages, including the amount invested in the project ($6.9 million at December 31, 2015), plus any fees earned at the time of breach and other direct damages, limited in aggregate amount to $25.0 million. The ESA is binding on any successor developer that takes over the development and finished construction.

We believe the underlying business opportunity of the ESA remains highly attractive and that the U.S. Chapter 11 filing, the change in jurisdiction of the matter from Delaware to The Bahamas, and subsequent court actions, although disruptive and delaying, will not materially diminish the value of the ESA to us. We believe that the SWAC system remains essential to Baha Mar because of the limited electrical capacity of the public utility of New Providence Island, where the resort is located. As such, we believe that even though bankruptcy courts have substantial powers to void contracts, the ESA is likely to survive (either in full effect or with limited modifications) due to the energy requirements of the project. However, we cannot assure that we will realize any future benefits, including the recovery of costs incurred to date, from the project. Our Bar Mar project will be delayed until a new owner takes control of the resort and our ESA is either terminated or assumed by the new owner.

As of April 2016, the final ownership of the resort has not been settled and the precise timing of the sale and ultimate transfer of ownership cannot be known. Our Baha Mar project will be delayed until the new owner takes control of the resort and determines to complete construction.

Although there is a risk that this 95%-completed, over $3.0 billion project could be abandoned, we believe that it will attract buyers when foreclosure proceeds. Further, we believe it unlikely that any new owner would seek to void the ESA, although a new owner may elect to do so. We would assert our contract rights and our remedies noted above under the ESA to seek damages against any successor owner. Any new owner will need our SWAC system because the resort cannot be reliably cooled by conventional means given that the electrical grid of New Providence Island simply does not have the capacity to meet this increased load. Moreover, a SWAC system is much less expensive to operate than conventional cooling. So even if the grid could accommodate the load, any owner of the resort would have an economic incentive to proceed with our SWAC project.

Memorandums of Understanding, General Terms Agreement, and Economic Development Term Sheet

U.S. Virgin Islands (OTEC, SWAC, desalination, aquaculture, agriculture):

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In 2010, Governor John P. de Jongh Jr. announced at a workshop at the U.S. Department of Energy’s National Renewable Energy Laboratory that the U.S. Virgin Islands could reduce its reliance on fossil fuels by 60% by within the next 15 years by developing is abundant renewable energy sources. The U.S. Virgin Islands Renewable Energy Act, 12 V.I.C. section 1101(f) includes OTEC in the definition of “renewable energy.”

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In January 2013, we entered into a memorandum of understanding with DCNS, a Paris, France, alternative energy developer, outlining the terms of the proposed collaboration between us, as developer, and DCNS, which is to provide engineering, procurement, and construction services to jointly build OTEC plants in the U.S. Virgin Islands and mutually selected locations elsewhere.

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On June 28, 2013, the Thirtieth Legislature of the U.S. Virgin Islands passed legislation for us to start the process to introduce OTEC, SWAC, and other sustainable technologies/opportunities for economic development.

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On July 8, 2013, The Thirtieth Legislature of the U.S. Virgin Islands enacted Resolution 1795 for us to conduct a feasibility study on the development of OTEC, SWAC, and other ancillary sustainable technologies with opportunities for economic development in the U.S. Virgin Islands. Our feasibility study has been completed.

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On March 5, 2014, we entered into a Memorandum of Understanding with the Thirtieth Legislature of the U.S. Virgin Islands to conduct a feasibility study to evaluate the preliminary costs for OTEC projects in collaboration with the University of the U.S. Virgin Islands.

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On October 29, 2015, we signed a term sheet with the University of the U.S. Virgin Islands Research and Technology Park that offers us an incentive program and other advisory and technical services for our U.S. Virgin Islands business operations. The University of the U.S. Virgin Islands Research and Technology Park leverages infrastructure in the U.S. Virgin Islands and serves as an enabler and facilitator to knowledge-based businesses. A distinct advantage of the program is that it can provide businesses based in the U.S. Virgin Islands with significant tax-saving advantages and the opportunity to operate in a favorable near-shore setting, while remaining within the jurisdiction of the United States. The University of the U.S. Virgin Islands Research and Technology Park operates under a legislative mandate and policy guidance from the University of the U.S. Virgin Islands.

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In March 2016, we submitted to the Legislature of the U.S. Virgin Islands our detailed feasibility study that we had developed jointly with DCNS under our updated July 2014 memorandum of understanding. We conclude in our study that there is strong technical and economic basis for implementing OTEC in the U.S. Virgin Islands. At the invitation of the U.S. Virgin Islands, our executives provided additional information supporting technological and feasibility testimony before the Committee on Energy and Environmental Protection of the Legislature of the U.S. Virgin Islands.

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Pursuant to our memorandum of understanding with DCNS, if the U.S. Virgin Islands determines to proceed with us to develop an OTEC or SWAC plant there, we will negotiate the terms of a definitive engineering, procurement, and construction contract to fulfill the plant construction specifications.

Cayman Islands (SWAC, desalination):

In December 15, 2011, we entered into a Memorandum of Understanding with Gene Thompson, and in April 2013, we entered into a General Terms Agreement with Ocean Energy Ltd., an unrelated private concern in the Cayman Islands, to build, own, and operate two SWAC systems and to further develop both SWAC and OTEC projects for the Narayana Hrundayalaya Hospital’s new Health City Cayman Islands development and a group of hotels located on the Grand Cayman Seven Mile Beach. Phase 1 of the hospital opened in March 2014. We plan to build and install the SWAC plant with projected service starting in 2017. DCO Energy is to be the lead engineering, procurement, and construction contractor. The project is currently in the design phase. We have commenced negotiations for an ESA.

Phase 1 Study and Submitted Proposal

We are studying the feasibility of the following possible projects. Each of these opportunities is in its early stage, and we cannot assure that it will progress to an actual project meriting development. We devote attention to these projects, listed in no particular order of priority, when material matters warrant and as resources are available because they are not committed to our higher priority Baha Mar, U.S. Virgin Islands, Cayman Islands, and American Samoa projects.

U.S. Department of Defense (multiple options, including 12-MW OTEC system on Diego Garcia):

●	We are qualified under U.S. Small Business Research Innovation (SBIR) rules (since 2003) to undertake these kinds of projects.

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We have successfully completed both SBIR I and SBIR II phases, designing an OTEC plant for the U.S. Navy base at Diego Garcia, British Indian Ocean Territories. Our design was approved by the U.S. Department of Defense.

●	Under SBIR III, we are continuing to discuss a possible, approximately 12-MW OTEC plant for Diego Garcia.

●	The U.S. Navy Base program for renewable energy includes 10 to 12 Navy bases.

Guam (expected 17-MW OTEC system):

We have submitted a proposal to build, own, and operate a 17-MW OTEC system in Guam, a tropical island in the Western Pacific. We would manage the project with the U.S. Department of Agriculture, which, in 2012, approved a planning grant for an OTEC plant for Guam to include production of desalinated water for drinking, agriculture, and aquaculture. We plan to pursue this project in 2016.

American Samoa (feasibility study OTEC plant):

In March 2016, we entered into a Memorandum of Understanding with the American Samoa Government under which we will conduct a feasibility study to evaluate preliminary costs for OTEC projects, including a comprehensive economic development plan using OTEC ancillary products, such as potable/bottled water and high profit aquaculture, mariculture, and agriculture as well as related short- and long-term environmental impacts, costs, funding alternatives, and other matters. After we complete and present our report, targeted for the third quarter of 2017, we intend to seek development of any project that may be warranted.

Discussion Stage Projects

Bahamas Electricity Corporation, or BEC (OTEC, desalination, aquaculture):

We have entered into a Memorandum of Understanding whereby we have agreed to work with BEC in good faith and in the spirit of cooperation and mutual benefit toward the development of OTEC projects in The Bahamas. BEC has agreed to the same spirit of cooperation and mutual benefit to work with us toward the development of OTEC projects in the Bahamas. BEC operates generation, transmission, and distribution systems throughout The Bahamas, serving approximately 85% of all electricity consumers in the islands. A binding agreement has yet to be prepared.

Zanzibar Electricity Corporation (OTEC, desalination):

A signed Memorandum of Understanding with Zanzibar Electricity Corporation seeks to introduce OTEC and ancillary technologies to the island of Zanzibar.

Malaysia (two 20-MW OTEC systems):

The Malaysian government has announced support for a move to renewable energy, as evidenced in the Prime Minister’s 10th Malaysia Plan. This document outlines Malaysia’s target to produce 5.5% of its electricity from renewable means. We are discussing projects located here.

South Korea (10-MW OTEC system, desalination):

We are discussing a project with the Korea Ocean Research & Development Institute to design, build, and operate a 10-MW OTEC system in South Korea as part of its deep-water research center work. The center produces clean deep seawater commercially and uses it for fish farming and related activities.

We will require additional funding to further expand our engineering and technical teams, develop our intellectual property, file patents for several OTEC technical systems, and advance our pipeline of current opportunities to support our growth strategy.

Our Economic Models

We have developed economic models of costs and potential revenue structures that we will seek to implement as we develop OTEC and SWAC projects.

OTEC Projects

The estimated construction costs for a 20-MW plant are approximately $445 million, comprised of the following components:

Project Costs	Amount (in thousands)	Percentage of Total
Hard and soft costs	$358,735	82.0%
Capitalized interest fund	45,773	10.0
Debt service reserve fund	14,842	3.0
Transaction costs and fees	10,381	2.0
Development fee	14,326	3.0
Additional proceeds	980
Total Project Costs	$445,037	100.0%

The hard costs of approximately $301 million consist of the power system and platform construction and piping, which make up 68% of the total. The remaining 32% consists of other construction costs and the deployment of the cold water pipe. The soft costs of approximately $58 million consist of design, permits and licensing, environmental impact assessment, bathymetry, contractor fees, and insurance.

Once operational, the capacity factor, which is the projected percent of time that a power system will be fully operational, considering maintenance, inspections, and estimated unforeseen events, is expected to be 95% annually. This factor is used in our financial calculations, which means the plant will not be generating revenue for 5% of the year. Most fossil-fuel plants have capacity factors around 90%, as a result of the major maintenance for high-temperature boilers, fossil-fuel feed in systems, safety inspections, cleaning, etc. The normal maintenance cycle for the pumps, turbine, and generators used in the OTEC plant is typically every five years. This includes the cleaning of the heat exchangers and installation of new seals.

We currently plan to raise approximately 80% of the project costs through a debt or bond offering and 20% via equity. However, we expect that the first few projects may require a larger percentage of equity. We anticipate that project returns will be comprised of two components: First, as the project developer, we will seek a lump-sum payment as a development fee at the time of closing the project financing for each project. These payments will be allocated toward reimbursement of development costs and perhaps a financial return at the early stage of each project. The development fee will vary, but initially we will seek a fee of approximately 3% of the project cost, payable upon closing project financing, as shown in the chart above. Second, we will retain a percentage of equity in the project, with a goal to retain a minimum of 51% of the equity in any OTEC project in order to participate in operating revenues.

We will seek to generate revenue from OTEC plants from contract pricing charged on an energy-only price per kWh or on the basis of a generating capacity payment priced per kW per month and an energy usage price per kWh. In addition to revenue from power generation, in many of the countries of the world where we intend to build OTEC and SWAC plants, water is in short supply. In some locations, water is considered the more important commodity. Depending on the part of the world in which the plant is built, supplying water for drinking, fish farming, and agriculture would significantly increase plant revenue.

We cannot assure that we can maintain the revenue points noted above, that any fees we receive will offset development costs incurred to date, or that any operating plant will generate revenue for us.

SWAC Projects

The estimated construction costs are approximately $150 million comprised of the following components:

Project Costs	Amount (in thousands)	Percentage of Total
Hard and soft costs	$120,574	80.0%
Capitalized interest fund	12,173	8.0
Debt service reserve fund	6,799	5.0
Transaction costs and fees	7,050	5.0
Development fee	3,000	2.0
Additional proceeds	4
Total Project Costs	$149,600	100.0%

The hard costs of approximately $91 million consist of piping and installation, which make up 60% of the total. The remaining 40% consists of the pump house, central utility plant (CUP), mechanical and engineering equipment, design, and other contingency costs. The soft costs of approximately $30 million consist of the CUP license, permits, environmental impact assessment, bathymetry, and insurance.

Under our economic model, we will seek to raise about 80% of SWAC project costs through a debt or bond offering and 20% via equity. As with OTEC plants, until we have a proven development, construction, and operations track record, we anticipate that a larger percentage of equity financing may be required. Under our economic model, we will seek to generate revenue at two stages of the project. First, as the project developer, we will seek a lump-sum payment of a development fee equal to approximately 3% of the project cost at the time of closing the project financing for each project. Such payments would provide us with income at the early stage of each project. If we are able to negotiate a development fee, we estimate that it will vary but typically will be in the $2,500,000-$3,500,000 range as shown in the chart above. The second component of project returns is based upon the percentage of equity we will retain in the project.

SWAC contract revenue will be based typically on three charges:

●	Fixed Price–this is based upon the capital costs of the project paid over the term of the debt and with the intention of covering the costs of debt.

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Operation and Maintenance–this payment covers the cost of the labor and fixed overhead needed to run the SWAC system, as well as any traditional chiller plant operating to fulfill back-up or peak-load requirements.

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Chilled Water Payment–this is a variable charge based on the actual chilled water use and chilled water generated both by the SWAC and conventional system at the agreed upon conversion factors of kW/ton and current electricity costs in U.S. dollars per kWh.

We will seek to structure project financing with the goal of retaining 100% of the equity in any SWAC project. We cannot assure that we will recover project development costs or realize a financial return over the life of the project.

Project Timeline

As noted, we have not developed, designed, constructed, and placed into operation any OTEC or SWAC plants. However, based on our planning process and early development experience to date, we estimate that it will take approximately two to four years or more, depending on local conditions, including regulatory and permitting requirements, to take a project from a preliminary memorandum of understanding with a potential power or other product purchaser to completion and commencement of operation.

Strategic Relationships

We have entered into a memorandum of understanding with each of the following parties for potential plant construction and the funding of projects.

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DCO Energy, LLC, Mays Landing, New Jersey, is an American energy development company specializing in the development, engineering, construction, start-up, commissioning, operation, maintenance and management, as well as, ownership of central energy centers, renewable energy projects, and combined heat, chilling, and power-production facilities.15

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15 http://www.dcoenergy.com/

DCO Energy was formed in 2000 and has independently developed and/or operated energy producing facilities of approximately 275 MW of electric, 400 MMBtu/hr of heat recovery, 1,500 MMBtu/hr of boiler capacity, and 130,000 tons of chilled water capacity, totaling over $1 billion of assets.

DCO Energy provides financing, engineering and design, construction management, start-up and commissioning resources, and long-term operating and maintenance services for its own projects as well as third-party clients.

We have contracted with DCO Energy to build our Baha Mar SWAC project.

●	DCNS, Paris, France, is a French naval defense company and one of Europe’s largest ship builders. It employs 12,500 people and generates annual revenues of around $3.9 billion.

In 2009, DCNS set up an incubator dedicated to marine renewable energies and has stated its intention to be a leader in this market, which includes marine turbines, floating wind turbines, OTEC, and tidal stream turbines.

●	Kongsberg Devotek AS, Kongsberg, Norway, is a product development and engineering company operating in the maritime, defense, automotive, oil and gas, and industrial sectors.

Kongsberg Devotek has particular skills in the design and manufacture of offshore and subsea structures and infrastructure, which include development and installation of seabed piping. Further, Kongsberg Devotek has extensive experience in working with the maritime industry, including propulsion systems, deck machinery, loading and off-loading units, and control and guiding systems.16 We plan to continue discussions with Kongsberg Devotek in 2016. Our January 2013 memorandum of understanding with Kongsberg Devotek outlines a proposed business partnership to jointly develop and build OTEC and geothermal energy systems derived from our OTEC proprietary technology.

●
Raymond James & Associates, Inc., St. Petersburg, Florida, is a diversified financial services holding company with subsidiaries engaged primarily in investment and financial planning, in addition to investment banking and asset management. Raymond James’ shares (RJF) are traded on the New York Stock Exchange. In the last five years, Raymond James has managed well over 400 debt and equity offerings raising nearly $160 billion and its investment bankers serve the needs of growth companies in the areas of public equity and debt underwriting, private equity and debt placement, and merger and acquisition advisory services.

In March 2011, we signed a letter agreement with Raymond James under which it agreed to act as exclusive project advisor and sole book-running manager of project senior debt for our Baha Mar project. We agreed to pay Raymond James an advisory fee equal to 1% of the total project costs, plus 3% of project senior debt, for debt financing arranged by Raymond James and 4% of project equity that it arranges. We have also agreed to indemnify Raymond James for losses it incurs in providing its services, including liabilities arising under the securities laws. The 2011 agreement was reaffirmed in March 2014 and remains in effect unless terminated by either party.

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16 http://www.semcon.com/no/

Potential Financing Structure

We expect to fund the majority of the capital amount required for each project with senior secured and mezzanine debt. We expect to create a country- or project-specific, wholly owned subsidiary for each project, which will in turn own a special purpose vehicle to own the facility and hold the debt for such project. We expect we will be required to contribute approximately 10% to 25% of the required capital for each project to the special purpose vehicle as an equity investment. We expect to fund our equity ownership in each special purpose vehicle or through additional capital-raising activities, principally through the sale of equity, and after we have completed revenue-generating projects to provide sufficient cash flow, from internally generated cash flow. Our goal is to be the sole or majority equity owner of each special purpose vehicle, but we expect that, at least initially, we may be required to partner with other equity investors, which will reduce the percentage interest in the project that we will be able to retain. We then would procure the remainder of each project’s financing through project debt funding sources.

We have no commitment for any equity or debt financing for any of our projects. As noted above, we have developed a strong relationship with Raymond James & Associates, Inc., through which we would expect to work with on any future financings that may be required for our various projects.

Construction and Components

Once we have designed the system, we will review the design with our engineering, procurement, and construction partner to maximize the chances that the project can be delivered according to plan and on budget. Based on our experience with the Baha Mar project, we expect our construction contracts to be at a fixed price and to include penalties if the construction timetable is missed. We may, but are not obligated to, engage DCO Energy to construct our plants.

In our systems, the two most important components are heat exchangers and deep-water intake pipes. Although there are multiple providers of each of these components, the supply of the best components comes from just a few companies globally. We expect to source our deep-water intake pipes from Pipelife of Norway, the only company we know of that makes pipes of sufficient quality, strength, and diameter (2.5 meters) to support our planned OTEC plants. However, we could work around a lack of supply from Pipelife by using multiple smaller pipes that are widely available on the market, although this would increase our construction costs.

We also need the highest quality, large heat exchangers for our systems; heat exchangers represent a large percentage of the projected costs of our OTEC and SWAC systems and also account for a significant portion of the design complexity inherent in commercial OTEC and SWAC designs. Our current relationship with Alfa Laval for heat exchangers provides us with the size and quality heat exchangers that we expect to need, although we believe there are several other companies that could provide us with adequate supply of these devices meeting our specifications if we needed to source from them.

Other major components, such as ammonia turbines, generators, and pumps, are manufactured by several multinational companies, including General Electric and Siemens.

Operation

For OTEC electricity-generating facilities, we intend to enter into 20- to 30-year PPAs, pursuant to which the project would supply fixed-price, baseload electricity to satisfy the minimum demand of the purchaser’s customers. This PPA structure allows customers to plan and budget their energy costs over the life of the contract. For our SWAC systems, we intend to enter into 20- to 30-year ESAs to supply minimum quantities of chilled water for use in a customer’s air conditioning system. Our signed Baha Mar ESA is for a term of 20 years, but can be extended further by written consent of both parties.

We anticipate that operations of OTEC and SWAC plants will be subcontracted to third parties that will take responsibility for ensuring the efficient operation of the plants. These arrangements may reduce our exposure to operational risk, although they may reduce our financial return if actual operating costs are less than the subcontract payments. We cannot assure that any OTEC and SWAC plants will permit the PPAs and ESAs to yield minimum target internal rates of return. Our first projects are likely to have lower returns than our subsequent projects. Variances in internal rates of return may occur due to a range of factors, including availability and structure of project financing and localized issues such as taxes, some of which may be outside of our control.

We expect our OTEC contract pricing will either be charged on an energy-only price per kWh or on the basis of a capacity payment priced per kW per month and an energy usage price per kWh. We cannot assure that this pricing will enable us recoup our funding costs and capital repayments and allow us to earn a profit.

Intellectual Property

We use, or intend to employ in the performance of our material contracts, intellectual property rights in relation to the design and development of OTEC plants. Our intellectual property rights can be categorized broadly as proprietary know-how, technical databases and trade secrets, comprising concept designs, plant design, and economic models. Additionally, we have applied to register the trademark TOO DEEP® at the U.S. Patent and Trade Mark Office for the provision of desalinated deep ocean water for consumption. The trademark has been granted, subject to our using it in commerce.

We may apply for patents for components of our intellectual property for OTEC and SWAC systems, including novel or new methodologies for cold-water piping, heat exchanges, and computer-aided design programs. We cannot assure that any patents we seek will be granted.

Our intellectual property has been developed by our employees and is protected under employee agreements confirming that the rights in the inventions and developments made by the employees are our property. Confidential information is protected by nondisclosure agreements we entered into with our prospective partners or other third parties with which we do business.

We have not received any notification from third parties that our processes or designs infringe any third-party rights, and we are not aware of any valid and enforceable third-party intellectual property rights that infringe our intellectual property rights. Currently, there is no patent for any company for the OTEC technology.

Marketing Strategies

Our marketing and sales efforts are managed and directed by our chairman and chief executive officer, Jeremy P. Feakins, who has 35 years’ experience of senior-level sales in both commercial and governmental markets. Our marketing campaign has focused on explaining to potential customers the economic, environmental, and other benefits of OTEC and SWAC through personal contacts, industry interactions, and our website.

Our target markets are comprised of large institutional customers that typically include governments, utilities, large resorts, hospitals, educational institutions, and municipalities. We market to them directly through personal meetings and contact by our chief executive officer and other key members of our team, including through the relationships of our Advisory Board members. We also make extensive use of centers of influence either to heighten awareness of our products in the minds of key customers’ decision-makers or to secure face-to-face meetings and preliminary agreements with our customers and our chief executive officer.

Sales cycles in our business are extremely long and complex and often involve multiple meetings with governmental, regulatory, electric utility, and corporate entities. Therefore, we cannot predict when or if any of the projects we currently have under development will progress to the signed contract or operational phase and generate revenue. We do not expect sales to be seasonal or cyclical.

Material Regulation

Our business and products are subject to material regulation. However, because we contemplate offering our products and services in different countries, the specific nature of the regulation will be wholly dependent on the nation where the project will be located.

For example, our Baha Mar SWAC project is subject to Bahamian law and required a national government approval, which has been obtained. In contrast, the OTEC project contemplated for the U.S. Virgin Islands, a U.S. territory, will be subject to U.S. federal law, which provides that the Department of Commerce shall license all such projects. Therefore, the precise nature of the regulatory requirements for each project is wholly dependent on the specific location, and the national, state, and local regulations apply at that location.

In all cases, we expect the level of regulation will be material and will require significant permitting and ongoing compliance during the life of the project. The most significant regulations will likely be environmental and will include mitigating possible adverse effects during both the construction and operational phases of the project. However, we believe that the limited plant site disturbance of both SWAC and OTEC projects, together with the significantly lower emissions that result from these projects as compared to fossil-fuel electrical generation, will make compliance with all such regulation manageable in the normal course.

The second most significant regulations will likely involve coordination with existing infrastructure. In the case of The Bahamas project, for example, the cold water pipe location had to be engineered, reviewed, and approved so that it would not interfere with existing pipes and cables. We believe compliance with this type of regulation is a routine civil engineering coordination process that exists for all new buildings and infrastructure projects of all types. Again, we believe that the design of both SWAC and OTEC projects can readily be modified to avoid interference with existing infrastructure in most cases.

Competition

We compete in the development, construction, and operation of OTEC and SWAC plants with other operators that develop similar facilities powered by other energy sources, primarily oil, natural gas, nuclear energy, and solar power. These traditional energy sources have well-established infrastructures for production, delivery, and supply, with well-known commercial terms. In developing our OTEC and SWAC plants, we will need to satisfy our customers that these technologies are sound and economical, which may be a challenge until and unless we have an established successful operating history. The energy industry is dominated by an array of companies of all sizes that have proven technologies and well-established fuel sources from a number of suppliers.

We expect that we will encounter increasing competition for OTEC and SWAC plants. Other firms with greater financial and technical resources are focusing commercialization of these technologies. This includes, for example, Akuo Energy and DCNS, which were funded to construct and install a number of OTEC plants adding up to 16 MWs of power generation outside the coastline of Martinique in the Caribbean, and Lockheed Martin, which has recently designed a 10-MW OTEC plant and has partnered with China-based Reignwood Group, which intends to build the plant in Hainan, China.

Our competitors may benefit from collaborative relationships with countries, including a large number of Caribbean nations that now have renewable energy standards, and are looking at ways to reduce their carbon footprint, decouple the price of electricity from the volatile price of oil, and increase energy security. Other competitors may have advantageous relationships with authorities such as Hawaii, U.S. territories, and the U.S. Department of Defense, which are looking at OTEC as a possible source of renewable energy and water for drinking, fish farming, and agriculture.

We cannot assure that we will be able to compete effectively as this industry grows and becomes more established and as OTEC and SWAC plants become more accepted as viable and economic energy solutions.

We believe competition in this industry is and will be based on technical soundness and viability, the economics of plant outputs as compared to other energy sources, developmental reputation and expertise, financial capability, and ability to develop relationships with potential customers. All of these factors are outside our control.

Employees

We currently have 10 employees, consisting of two officers, three engineers and technicians, two marketing, and three general and administrative employees. There are no collective-bargaining agreements with our employees, and we have not experienced work interruptions or strikes. We believe our relationship with our employees is good. We provide health and life insurance for all employees.

Our History

Our origin dates back to 1998, when our wholly owned subsidiary, Ocean Engineering and Energy Systems International, Inc., or OCEES, sought to promote, improve, and commercialize OTEC technologies. OCEES’ founders had previously assisted in the design and development of the first U.S. land-based operational OTEC test plant--the 250 kW plant operated for six years at the U.S. Department of Energy’s facility at the Natural Energy Laboratory of Hawaii Authority at Keahole Point on the Kona coast of Hawaii. At that time, this was the largest operating OTEC plant, which proved that OTEC could produce electricity continuously without the use of fossil fuel.17

In 2003, OCEES was awarded a U.S. Small Business Innovative Research, or SBIR, Phase I contract by the U.S. Office of Naval Research to provide the U.S. Navy with a general feasibility analysis on OTEC technology. Following OCEES’ successful completion of Phase I, the Navy awarded OCEES a follow-on contract under Phase II of the SBIR program. The Phase II contract was awarded and completed in 2006 and provided a site-specific analysis of the suitability of OTEC for the U.S. Naval Base at Diego Garcia, a coral atoll located in the central Indian Ocean. The design comprised an 8.2-MW OTEC system with the capacity to supply 1.25 million gallons per day of drinkable water.

In 2007, OCEES entered into Phase III negotiations with a division of the U.S. Navy known as NAVFAC (Naval Facilities Engineering Command) for an OTEC plant at Diego Garcia. The negotiations continued until NAVFAC suspended discussions in early 2009. We engaged the services of two members of our Advisory Board (Secretary Roy Bernardi and Congressman Christopher Carney) to resume and advance these contract discussions with the U.S. government.

In 2010, Jeremy Feakins, through his JPF Venture Fund 1, LP, invested $2.4 million in OCEES. At the time of the JPF Venture Fund’s investment, Jeremy Feakins, James Greenberg, and Edward Baer joined the Board of OCEES. On October 18, 2010, OCEES formed Ocean Thermal Energy Corporation in Delaware to serve as a new group parent company and our day-to-day operations were moved from Hawaii to Pennsylvania. The JPF Venture Fund made a further investment of $1.4 million in 2011. The investments comprised a mix of equity and loan notes, which were later converted to equity. In addition, during 2013 through 2014, Jeremy P. Feakins and Associates, LLC, the general partner of the JPF Venture Fund 1, LP, loaned to us $2.4 million, of which $0.6 million has been converted to equity. See Item 7. Certain Relationships and Related Transactions, and Director Independence.”

On December 31, 2013, Ocean Thermal Energy Corporation merged with and into Broadband Network Affiliates, Inc., or BBNA, with BBNA surviving. After the merger, BBNA, whose securities we are registering pursuant to Section 15(d) of the Securities Exchange Act of 1934, changed its name to Ocean Thermal Energy Corporation.

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17 http://bigislandnow.com/2012/07/25/konas-keahole-point-to-again-host-otec/; http://nelha.hawaii.gov/energy-portfolio; and http://the.honoluluadvertiser.com/article/2006/Aug/28/ln/FP608280323.html

Industry Terms

The following terms have the indicated meaning when used in our industry, in this document, in our public releases, and in our investor presentations:

●	Base-load means the power required to meet minimum demand on an electrical grid for 24 hours.

●	Capacity factor means the ratio of a plant’s actual output over a period as compared to its rated or engineered full capacity over the same period.

●	ESA means energy services agreement.

●
Kilowatt (kW), a derived unit of energy equal to 3.6 megajoules. If the energy is being transmitted or used at a constant rate (power) over a period of time, the total energy in kilowatt-hours is the product of the power in kilowatts and the time in hours.

●	kWh means kilowatt-hour, equivalent to one kilowatt of energy sustained for one hour.

●	LWAC means lake water air conditioning.

●	Megajoule is equal to one million (106) joules, or approximately the kinetic energy of a one megagram (tonne) vehicle moving at 160 kilometers per hour.

●	Megawatt (MW) is one million watts.

●
MMBtu/hr means one million British Thermal Units per hour. A BTU is a measure of the energy content in fuel, and is used in the power, steam generation, heating, and air conditioning industries. One BTU is equivalent to 1.06 Joules.

●	OTEC means ocean thermal electrical conversion.

●	PPA means power purchase agreement.

●	SWAC means seawater air conditioning.

●	Terawatt (TW) is one trillion watts.

●
Ton hour is a unit of measurement in cooling and refrigeration equivalent to 12,000 international British thermal units, historically derived from the cooling provided by one 2,000 pound (ton) of ice at 32º Fahrenheit in 24 hours.

●	Watt (W) is a derived unit of power in the International System of Units (SI) defined as joule per second and can be used to express the rate of energy conversion or transfer with respect to time.

ITEM 1A. RISK FACTORS

Our business is subject to a number of material risks, including the factors set forth below related directly and indirectly to our business activities, which should be considered in the light of the negative implications of all information and financial data included in or referred to directly in this document. This document contains forward-looking statements and information concerning us, our plans, and other future events. Those statements should be read together with the discussion of risk factors set forth below, because those risk factors could cause actual results to differ materially from such forward-looking statements.

Risks Related to Our Financial Condition

The auditors’ report for the years ended December 31, 2015 and 2014, contains an explanatory paragraph about our ability to continue as a going concern.

The report of our auditors on our consolidated financial statements for the years ended December 31, 2015 and 2014, as well as for prior years, contains an explanatory paragraph raising substantial doubt about our ability to continue as a going concern. We had a net loss of $6.4 million, used cash in operations of $1.7 million for the year ended December 31, 2015, and had an accumulated deficit of $40.0 million and a working capital deficit of $5.7 million as of December 31, 2015. This raises substantial doubt about our ability to continue as a going concern. Unless we raise additional capital by December 31, 2016, we will be unable to continue as a going concern. Our ability to continue as a going concern beyond December 31, 2016, is dependent on our ability to raise additional capital through the sale of debt or equity securities or stockholder loans and to implement our business plan during the next 12 months. The financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

Management believes that actions presently being taken to obtain additional funding through implementing our strategic plans, broadly based marketing strategy, and sales incentives to expand operations will provide the opportunity for us to continue as a going concern.

We have no current project that will generate revenues in the near future.

None of our several projects is to the development stage at which it will generate revenues in the near future. Our project development cycles are relatively long, extending over several years as we identify a potential project site, complete negotiations with third parties, complete permitting, obtain financing, complete construction, and place a plant into service. We expect to receive a development fee of approximately 3% of the project cost from our projects, payable upon the close of project financing. Operating revenues from projects are expected to be received when the plant has been built and placed into operation. We are currently focusing on developing a U.S. Virgin Island project, but even if we develop it successfully, it will not generate revenues until several years in the future. Until we receive revenues from this or another project, we will be dependent on raising funds from external sources.

We will require substantial amounts of additional capital from external sources.

We do not have any current source of revenues or sufficient cash or other liquid resources to fund our planned activities until we receive development fees from new contracts and our Baha Mar Resort Project has its financial closing. Accordingly, as in the past, we will need substantial amounts of capital from external sources to fund day-to-day operations and project development. We have no arrangements or commitment for such capital. We plan to continue our practice of seeking external capital through the sale of debt or equity, although we cannot assure that such efforts will be successful. Any new investments will dilute the interest of the current shareholders. Further, new investors may require preferential financial returns, security, voting rights, or other preferences that will be superior to the rights of the holders of common stock. Alternatively, as project development advances, we may be required to sell all or a portion of our interest in one or more projects, which could reduce our retained financial interest and potential return.

Project Development Risks

Our efforts to develop OTEC and SWAC plants are subject to many financial, technical, managerial, and sales risks that may make us unsuccessful.

We incur substantial costs that we may not recover developing a new project that we may not build, operate, or sell. The identification of suitable locations, the investigation of the applicable regulatory and economic framework, the identification of potential purchasers, the completion of preliminary engineering and planning, and the funding of related administrative and support costs ordinarily require several years to complete before we determine to further develop or abandon a project. Each of these steps is fraught with risks and uncertainties, such as:

●	limited market due to low demand, existing competitive energy sources, low power costs, or the absence of a single or few large potential output purchasers;

●
a regulatory scheme suggesting that the development and operation of a plant would be subject to excessively stringent utility regulations, burdensome zoning or permitting practices and requirements, unusually stringent environmental requirements, or similar factors;

●
shortage of suitable onshore locations, lack of available cold water with near-shore accessibility, sea wave and current conditions, and exposure to hurricanes, typhoons, earthquakes, or similar extreme events;

●	the unavailability of favorable tax or other incentives or excessively stringent applicable incentive requirements;

●	the high cost and potential regulatory difficulties in integrating into new markets;

●	the possibility that new markets may be limited or unstable or exposed to competition from other sources of existing or potentially new energy sources;

●	difficulties in negotiating PPAs with potential customers, including in some instances, the necessity to assist in the formation of a power purchasing group; and

●	educating the market as well as investors regarding the reliability and economical and environmental benefits of ocean thermal technologies.

We cannot assure that we will be able to overcome these risks as we initiate the development of a project. We may incur substantial costs in advancing a project through the early stages, only to conclude eventually that the project is not economically or technically feasible, in which case we may be unable to recover the costs that we have then incurred. When we elect to proceed with a project, we may continue to incur substantial costs and be unable to complete the development, sell the project, or otherwise recover our investment. Even when a project is developed, constructed, and placed in operation, we cannot assure that we will be able to operate at a profit sufficient to recover our total investment.

We are dependent on the performance of counterparties to our agreements.

Our projects are and will be complex, with a number of agreements among several parties that purchase plant outputs; provide financing; complete design, construction, and other services; design and perform regulatory compliance; and fulfill other requirements. The failure of any participant in one of our projects due to its own management, financial, operating, or other deficiencies, all of which may be outside our control, can materially and adversely affect our operations and financial results. In circumstances in which we are not the prime developer of a large-scale project involving many large components in addition to our OTEC, SWAC, or other components, we would have little ability to address problems resulting from performance failures by others or implement project-wide remedial measures. The foregoing is illustrated respecting our Baha Mar project, which is now on hold because of contract performance and financing disputes by others.

Ongoing world economic, currency-exchange, energy-price, and political circumstances adversely affect our project development activities.

Recent and ongoing world events outside of our control or influence adversely affect our development activities. Economic uncertainties have resulted in the unpredictable availability of credit, debt, and equity financing; volatile interest rates; currency exchange-rate fluctuations that add risk to international projects; restrictions on the availability of borrowing; concerns respecting inflation and deflation; economic turmoil resulting from unpredictable political events and tensions in international relations; substantial reductions in hydrocarbon energy prices and the impact of such declines on the cost of energy generally; shifts in the economic feasibility of competitive energy sources; and similar factors. These adverse factors frequently have a particularly intense effect on emerging markets and developing countries, which we believe provide the greatest opportunity for our development of our projects. The possibility that principal energy prices will continue at current or even higher levels, which could reduce the projected cost at which power could be generated by hydrocarbon-fueled power plants and could make our relatively higher-cost plants less competitive. These emerging and developing markets are particularly vulnerable to the negative impacts of these adverse circumstances.

We may be unable to recover our $6.9 million investment in the Baha Mar project as a result of the ongoing proceedings in the Bahamian court involving the developer, Baha Mar Ltd.

As of December 31, 2015, we had approximately $6.9 million of assets under construction associated with our Baha Mar project, which has been placed in liquidation under the jurisdiction of a court in The Bahamas. We cannot assure that our interest and investment will be preserved through any such liquidation, that the ESA that is the basis of our project development agreement will remain in force and accepted by the buyer, or that the project will be completed. In order to protect our interests, we may need to seek relief in the liquidation proceedings, sue the buyer, or take other action to protect our interests. We cannot assure that we will be successful in forcing our continuation of our OTEC Baha Mar project or that we would be able to recover the damages to which we believe we would be entitled under the ESA, including the amount invested in the project ($6.9 million at December 31, 2015), plus any fees earned at the time of breach and other direct damages, limited in aggregate amount to $25.0 million.

We cannot assure that our investment to date in the Baha Mar project will be credited to us as project equity required to obtain project financing.

We expect to support our application for project financing by claiming credit for the approximately $6.9 million investment in the Baha Mar project as of December 31, 2015, as well as subsequent investments. While we expect the full amount of our investment in the project to count towards our equity in the project, we cannot assure that this will be the case. We cannot assure that we will be able to obtain any additional equity capital for the project that may be required for us to qualify for project financing.

We cannot assure that, following project financing and perhaps additional investment, we will be able to retain the equity participation in the project that we desire.

We cannot assure that we will be able to retain an equity interest in the Baha Mar project in able to participate financially in its long-term operation. The revenue we receive from this project, if and when it becomes operational, will be a direct function of the percent of equity that we have to yield to others providing project and other financing to complete the project. A reduction in our equity ownership of this project would have negative effects on its financial benefit to us, and a reduction below a majority equity interest could affect our control position in the project and change the manner in which we account for Baha Mar revenues, cash flows, and earnings on our financial statements.

We require substantial amounts of capital for all phases of our proposed activities.

We require substantial amounts of capital to fund efforts to identify, research, preliminarily engineer, permit, and design our projects and negotiate PPAs for them. These costs may not be recovered, because we may not elect to complete the development of the project or because the development and operation of the project are not successful. We will rely on external capital to fund all of our operations, and we cannot assure that such capital will be available. Our efforts to access capital markets will be limited, particularly at the outset, because we have not yet developed and placed into operation our first plant. Accordingly, we expect that we will have to provide the potential for a significant economic return for the initial capital we obtain, which will likely dilute the interests of our existing stockholders. We expect that each project that we are able to fully develop, construct, and place into operation will require several stages and levels of debt and equity financing. For example, we expect that a 17.2-MW OTEC plant may require total capital expenditures of approximately $445 million, consisting of $365 million in project debt financing and $80 million in equity. We cannot assure that we will be able to obtain such financing, and if obtained, such financing may be on terms that we will retain only a minority financial interest in the completed project and its operations. Our inability to obtain required financing for any activity or project could have a material adverse effect on our activities and operations.

We currently have identified many projects in various stages of development for which we have incurred substantial costs that may not be recovered.

As of December 31, 2015, we had capitalized costs for assets under construction of $7.9 million related to the development of various projects, including those that we discuss specifically in the description of our business. As we continue analysis of these projects, we may determine to abandon one or more of them, in which case the related costs incurred to date would be written-off as an expense, unless we were able to salvage some value from the project by selling it to a third party, which is unlikely. We may continue to incur costs for these, as well as other, projects that we will ultimately abandon and that similarly will result in the recognition of an expense.

We are reliant on our key executives and personnel.

Our business, development, and prospects are highly dependent upon the continued services and performance of our directors and other key personnel, on whom we rely for experience, technical skills, and commercial relationships. We believe that the loss of services of any existing key executives, for any reason, or failure to attract and retain necessary personnel, could have a material adverse impact on our business, development, financial condition, results of operations, and prospects. Although we have entered into employment agreements with our key executives, we may not be able to retain such key executives. We do not maintain key-man life insurance on any of our executive employees.

Regulations and policies governing energy projects, power generation, desalinated water sales, and other aspects of our OTEC and SWAC plants may adversely affect our ability to develop projects, and any changes in the applicable regulatory schemes may adversely affect projects that we are constructing or have constructed and are operating.

In identifying possible plant locations and undertaking preliminary development, an important factor in the overall economic feasibility of a project will be the governing regulatory regime. Such regulation includes the way the local jurisdiction regulates the power, cooling energy, or water output from a plant. Any change in that regulatory scheme after we determine to develop a plant based on existing circumstances could have a material adverse effect on our proposed operations. Generally, we will seek to structure plant output sales agreements as privately negotiated contracts not subject to utility or similar regulation, but we cannot assure that we will be able to do so. Some PPAs that we may seek to enter into may be subject to public utility commission approval, which may not be obtained or may be delayed.

In some jurisdictions, the sale of output from a plant may be subject to public service commission or regulation by a similar authority as a public utility, even though we attempt to negotiate a private purchaser agreement for that output. In these circumstances, we may encounter delays in obtaining any required approval, approval may be conditioned on specified prices or other operating conditions, or the existence of the regulatory framework may delay or limit our ability to seek price increases.

The financial model for our proposed projects has not been tested and may not be successful.

We are proposing a financial model for the development of individual projects that includes development financing provided by us, construction financing provided by equity investors in the specific projects, and project debt financing; the payment of a development fee to us at the time of construction; and continuing equity participation by us throughout the plant’s operation. We have not used this model in the financing or completion of any plant, and we cannot assure that the financial model and, therefore, the anticipated financial return to us will be acceptable to those that might provide the requisite external capital. We may need to revise extensively our financing structure for each project, and we cannot assure that any restructured proposal would not substantially reduce our financial return or increase our risk. The financial, investment, and credit community are generally unfamiliar with OTEC and SWAC projects, which will adversely affect our financing efforts. We have no existing relationships with potential sources of debt or equity capital, and any financing sources that we may develop may be inadequate to support the anticipated capital needs of our business. Our efforts to obtain financing may be adversely affected by the fact that our projects will likely be located in developing or emerging markets. Our inability to obtain financing may force us to abandon projects in which we have invested substantial costs, which we may be unable to recover. The process of identifying new sources of debt and equity financing and agreeing on all relevant business and legal terms could be lengthy and could require us to limit the rate at which we can develop projects or reduce our financial return.

We may be exposed to political and legal risks in the developing or emerging markets in which we propose to locate plants.

Many of the emerging and developing markets that may be suitable for a potential OTEC or SWAC plants are located in emerging or developing countries that may have developing and untested regulatory and legal environments for large-scale, international, commercial enterprises. Further, political instability, regime change, or other political factors may increase uncertainty and instability, which in turn may adversely affect our ability to secure necessary regulatory approvals and obtain required project financing, which increases related costs and reduces our financial return. Any changes in applicable laws and regulations, including any governmental incentives, environmental requirements or restrictions, safety requirements, and similar matters, may change, and the risk or likelihood of such a change could adversely affect the availability and cost of financing. Further, in some jurisdictions, applicable legal requirements may not have been fully tested and are still being developed in the face of modern international commercial transactions and environmental requirements, which may lead to changes in interpretation or application that may be adverse to us. Our expectations regarding the size of the potential OTEC and SWAC markets and the number of possible suitable locations may not be accurate.

Our business plan and models are based on our identification of potential suitable locations for OTEC or SWAC plants based on a preliminary evaluation of public information respecting demographic data, current power-generation costs, and local seafloor contours and seawater temperatures, which may be inaccurate. Any material inaccuracy could substantially reduce the total market available to us for plant development.

We may be unable to arrange or complete future construction projects on time, within expected budgets, or without interruption due to materials availability and disruptions in supply, labor, or other factors. If any project reaches the point at which we undertake construction, such construction may be subject to actual prices higher than the amount budgeted, the limited or delayed availability of components or materials, shortages or interruptions of labor or materials, or similar circumstances. In the case we have insufficient budget flexibility to pay increased construction costs, corresponding delays could result to construction completion and the commencement of operations.

Emerging markets are often associated with high growth rates that may not be sustainable and may be accompanied by periods of high inflation. Rising inflation or related government monetary and economic policies in certain project jurisdictions may affect our ability to obtain external financing and reduce our ability to implement our expansion strategy. We can give no assurances that a local government will not implement general or project-specific measures to tighten external financing standards, or that if any such measure is implemented, it will not adversely affect our future operating results and profitability.

We are subject to changing attitudes about environmental risks.

Our projects may face opposition from environmental groups that may oppose our development, construction, or operation of OTEC or SWAC plants. Each project is expected to have different environmental issues, especially as many of our projects are based in different settings having a wide range of environmental standards. We intend to solicit input from environmental organizations and activists early in our design process in relation to our projects in an effort to consider appropriately these organizations’ recommendations in order to mitigate subsequent conflict or opposition, but we cannot assure that such outreach will be effective in all cases, and if it is not, opposition to our projects could increase our cost and adversely affect the results of our operations.

We may be unable to find land suitable for our projects.

Each project site requires land of differing characteristics to permit the cost-effective construction of OTEC or SWAC plants, and suitable land may not always be available. Even if available, such land may be difficult to obtain in a timely or cost-effective manner. For example, we would prefer to place OTEC power systems and facilities as close to the ocean as possible. We hope to mitigate this risk by using land owned by local governments, rather than private individuals or entities, as targeting local governments with favorable energy policies or mandates should reduce land rights risks. Our inability to secure appropriate land at a reasonable cost may render certain of our future projects economically unfeasible.

We have a limited number of suppliers for certain materials, which could increase our costs or delay completion of projects.

In our systems, the two most important components are heat exchangers and deep-water intake pipes. Although there are multiple providers of each of these components, the supply of the best components comes from just a few companies globally. Should these resources become unavailable for any reason or too costly, we would be required to seek alternative suppliers. The products from such suppliers could be of a lower quality or more costly, in any event requiring us to expend additional monies or time to complete our projects as planned. This could result in financial penalties or other costs to us.

There may be greater cost in building OTEC plants that generate over 10 MWs of electricity.

In order to successfully obtain debt financing for OTEC facilities, we must find engineering, procurement, and construction contractors willing to enter into fixed-price contracts at a pricing that is economically viable for us. Based on our preliminary discussions, we believe that engineering, procurement, and construction contractors may be willing to consider fixed-price arrangements for up to 10-MW OTEC facilities, but we have not yet discussed performance risk guarantees for OTEC plants greater than 10 MW. The cost of construction for larger OTEC power systems may vary considerably. Such variances could include increased costs for construction, design, and component procurement. As we gain more experience, we may improve upon efficiencies and accuracy in pricing. Failure to procure engineering, procurement, and construction contractors willing to perform fixed-price contracts on facilities that produce more than 10 MWs may have a material adverse effect on our operations.

Technological advances may render our technologies, products, and services obsolete.

We operate in a fast-moving sector in which new forms of power generation and new energy sources are continuously being researched. New technologies may be able to provide power, coolant, desalinated seawater, or other outputs at a lower cost, including amortization of capital costs, or with less environmental impact. We will remain subject to these risks for the useful life of our projects, which could extend for 20 to 30 years or more. Any such technological improvements could render our projects obsolete.

We may not successfully manage growth.

We intend to continue to develop the projects in our project pipeline and to construct and operate plants as we deem warranted and as we are able to finance. This is an ambitious growth strategy. Our growth and future success will depend on the successful completion of the expansion strategies and the sufficiency of demand for our energy products. The execution of our expansion strategies may also place a strain on our managerial, operational, and financial reserves. Should we fail to effectively implement such expansion strategies or should there be insufficient demand for our products and services, our business operations, financial performance, and prospects would be adversely affected.

Project Operation Risks

There will likely be a single or limited number of power purchasers from each plant, so we will be dependent on their economic viability and stability and continued operations.

We expect that any plant that we operate will provide power, cooling, desalinated water, or other products to a few or a limited number of key power purchasers that will use the power for specific commercial enterprises, such as resorts, manufacturing or processing plants, or similar large-scale operations. Accordingly, our ability to sell power and other outputs will be dependent on the economic viability of these purchasers. If one or more key purchasers were to fail, we would be required to obtain alternative purchasers for our power and other outputs, and there may be no or a limited number of such alternative purchasers in the merging and developing markets where we anticipate our plants may be located. Accordingly, a failure of an output purchaser may result in the failure of our power plant project. We do not anticipate that we will be able to obtain insurance to protect us against such a loss on acceptable terms. Further, our project output purchasers may not comply with contractual payment obligations or may otherwise fail to perform their contracts, and they may have greater economic bargaining power and negotiating leverage as we seek to enforce our contractual rights. To the extent that any of our project power purchasers are, or are controlled by, governmental entities, our projects may also be subject to legislative, administrative, or other political action or policies that impair their contractual performance. Any failure of any key power purchasers to meet their contractual obligations for any reason could have a material adverse effect on our business and operations.

Operational problems, natural events or catastrophes, casualty loss, or other events may impair the commercial operation of our projects.

Our ability to meet our delivery obligations under power-generation contracts, as well as our ability to meet economic projections, will depend on our ability to maintain the efficient working order of our plants. Severe weather, natural disasters, accidents, failure of significant equipment components, inability to obtain replacement parts, failure of power transmission facilities, or other catastrophes or occurrences could materially interrupt our activities and consequently reduce our economic return. Since all of our plants will be located on the shore within close proximity to deep ocean or lake water, our plants will be subject to extraordinary natural occurrences, such as hurricanes or typhoons, tsunamis, earthquakes, and other events, over which we will have absolutely no control. We cannot assure that we can obtain sufficient insurance to protect us from all risks resulting from such catastrophes. Further, we cannot assure that any design features or operating policies that we may use will mitigate the risks to which our plants may be exposed. Any threatened or actual events could expose us to plant shutdowns, substantial repairs, interruptions of operations, damages to our power purchasers, and similar events that could require us to incur substantial costs and significantly impair our revenues and results of operations.

We may be adversely affected by climate change.

Climate change may result in changes in ocean currents and water temperatures that could have a material adverse effect on our results of operations. These changes may require additional capital costs or impair the efficiency of our operations. Because of the size and cost of major components of our power plants, we typically will not inventory spare components, so that any substantial damage may require that we await the custom manufacture and delivery of such items, which may involve substantial delays. Significant changes may render any plant inefficient and uneconomical.

Our projects will be subject to substantial regulation.

Our projects likely will be significant commercial or industrial enterprises in each of their locations and, as such, will be subject to numerous environmental, health and safety, antidiscrimination, and similar laws and regulations in each of the jurisdictions governing our locations. These laws and regulations will require our projects to obtain and maintain permits and approvals; complete environmental impact assessments or statements prior to construction; and review processes and operations to implement environmental, health and safety, antidiscrimination, and other programs and procedures to control risks associated with our operations.

Our in-water facilities and operations may be deemed to threaten living coral, sea plants and animals, shoreline contours, and similar items. In some circumstances, we may encounter environmental problems that we may unable to overcome, which may force us to relocate our facilities, at considerable additional costs.

If our projects do not comply with applicable laws, regulations, or permit conditions, or if there are endangered or threatened species fatalities on our projects, we may be required to pay penalties or fines or curtail or cease operations of the affected projects. In addition, violations of environmental and other laws, including certain violations of laws protecting wetlands, shorelines and land, and sea plant and animal life, may result in civil fines, criminal sanctions, or injunctions.

Some environmental laws impose liability on current and previous owners and operators of real property for the cost of removal or remediation of hazardous substances, without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substance. In some jurisdictions, private plaintiffs may also bring claims arising from the presence of hazardous substances or their unlawful release or exposure. We will likely be unable to purchase insurance against these risks at all or on acceptable terms.

Environmental health and safety laws, regulations, and permit requirements applicable to any specific project at the time of construction may change or become more stringent during the life of the operation. Any such changes could require that our projects incur substantial additional costs, alter their operations, or limit or curtail their operations in order to comply, which would have a material adverse effect on our operations. We may not be able to pass on any additional costs that we incur to our power purchasers, particularly in those cases in which we sell power pursuant to a long-term, fixed-price agreement. The OTEC and SWAC industry may be subject to increased regulatory oversight.

As the OTEC and SWAC industries develop, new regulatory schemes may be adopted by one or more jurisdictions in which we develop or operate plants in order to address actual or perceived threats or problems. In addition to more stringent environmental, safety, and other regulations that may be applicable to us generally under the current regulatory scheme, whole new areas of regulation may be adopted, which could have a material adverse effect on our results of operations. New regulations may specifically regulate, for example, the price at which power that is generated from different seawater temperatures may be sold, even to private purchasers. We may have plants in various locations subject to different governing jurisdictions, so the complexity of this developing and expanding regulatory pattern may be particularly cumbersome and expensive.

Insurance to cover anticipated risks may become more expensive.

There are no known commercial OTEC and SWAC plants in operation, so the nature and cost of insurance is difficult to predict. Insurance costs may substantially exceed the costs forecast during the planning process or budgeted during actual operations. We cannot assure that adequate insurance coverage will be available to protect us against all risks or that any related costs will be economical. Accordingly, if we are unable or cannot afford to purchase insurance against specific risks, our projects may be fully exposed to those risks, which also could have a material adverse effect on the viability of any affected plant.

Risks of International Operations

Certain risks of loss arise from our need to conduct transactions in foreign currencies.

Our business activities outside the United States and its territories may be conducted in foreign currencies. In the future, our capital costs and financial results may be affected by fluctuations in exchange rates between the applicable currency and the dollar. Other currencies used by us may not be convertible at satisfactory rates. In addition, the official conversion rates between a particular foreign currency and the U.S. dollar may not accurately reflect the relative value of goods and services available or required in other countries. Further, inflation may lead to the devaluation of such other currencies.

Foreign governmental entities may have the authority to alter the terms of our rights or agreements if we do not comply with the terms and obligations indicated in such agreements.

Pursuant to the laws in some jurisdictions in which we may develop or operate plants, foreign governmental entities may have the authority to alter the terms of our contractual or financial rights or override the terms of privately negotiated agreements. In extreme circumstances, some foreign governments have taken the extreme step of confiscating private property on the assertion that such action is necessary in the public interest of such country. If this were to occur, we may not be compensated fairly or at all. We cannot assure that we have complied, and will comply, with all the terms and obligations imposed on us under all foreign laws to which one or more of our operations and assets may be subject.

Our operations will require our compliance with the Foreign Corrupt Practices Act.

We must conduct our activities in or related to foreign companies in compliance with the U.S. Foreign Corrupt Practices Act, or FCPA, and similar antibribery laws that generally prohibit companies and their intermediaries from making improper payments to foreign government officials for the purpose of obtaining or retaining business. Enforcement officials interpret the FCPA’s prohibition on improper payments to government officials to apply to officials of state-owned enterprises, including state-owned enterprises with which we may develop or operate projects or to which we may sell plant outputs. While our employees and agents are required to acknowledge and comply with these laws, we cannot assure that our internal policies and procedures will always protect us from violations of these laws, despite our commitment to legal compliance and corporate ethics. The occurrence or allegation of these types of risks may adversely affect our business, performance, prospects, value, financial condition, reputation, and results of operations.

Our competitors may not be subject to laws similar to the FCPA, which may give them an advantage in negotiating with underdeveloped countries and the government agencies.

Our competitors outside the United States may not be subject to antibribery or corruption laws as encompassing or stringent as the U.S. laws to which we are subject, which may place us at a competitive disadvantage.

We may encounter difficulties repatriating income from foreign jurisdictions.

As we develop and place plants into operation, we intend to enter into only revenue-generating agreements in which we are paid in U.S. dollars directly to our U.S. banks or through countries in which repatriation of the funds to our U.S. accounts is unrestricted. However, situations could arise in which we agree to accept payment in foreign jurisdictions and for which restrictions make it difficult or costly to transfer these funds to our U.S. accounts. In this event, we could incur costs and expenses from our U.S. assets for which we cannot recover income directly. This could require us to obtain additional working capital from other sources, which may not be readily available, resulting in increased costs and decreased profits, if any.

Risks Related to our Common Stock

The auditors’ report for the fiscal year ended December 31, 2015 and 2014, contains an explanatory paragraph about our ability to continue as a going concern.

The report of our auditors on our consolidated financial statements for the years ended December 31, 2015 and 2014, as well as for prior years, contains an explanatory paragraph raising substantial doubt about our ability to continue as a going concern.

We cannot assure that there will be a trading market for our common stock.

There is currently no trading market for our common stock, and we cannot assure that a trading market will develop. We have no established relationship with any securities broker-dealer to initiate and maintain market quotations in our common stock, and we cannot assure that we will be able to complete the steps necessary to enable market quotations to commence. We will have no control over the price at which our common stock may be quoted or traded.

Failure to implement internal controls could have a material adverse effect.

Our future growth and prospects will depend on our ability to manage our business and to continue to expand and improve operational, financial, and management information and quality control systems on a timely basis, while at the same time maintaining effective cost controls. Any failure to expand and improve operational, financial, and management information and quality control systems in line with our growth could have a material adverse effect on our business, financial condition, and results of operations.

The price of our common stock may experience considerable volatility over time.

If our shares do begin active trading, the trading price may become subject to large price fluctuations in response to a number of events and factors, such as variations in operating results, our announcements of projects developments, announcements of competitors, changes in financial estimates, regulatory changes, recommendations by securities analysts, the share price performance of other companies that investors may deem comparable to us, news reports relating to trends in our markets, large purchases or sales of our common stock, liquidity (or absence of liquidity) in our common stock, currency fluctuations, and general economic conditions. These fluctuations may adversely affect the trading price of our common stock, regardless of our financial performance.

We are authorized to issue substantial additional shares of stock, which would dilute the ownership of our stockholders.

We have authorized 200,000,000 shares of common stock, of which 82,728,362 shares were outstanding as of April 15, 2016. Our board of directors also has authority, without action or vote of the stockholders, to issue all or part of the authorized but unissued shares. Any such issuance will dilute the percentage ownership of stockholders and may further dilute the book value of the shares of common stock.

Penny stock regulations will impose certain restrictions on resales of our securities, which may cause an investor to lose some or all of its investment.

The Securities and Exchange Commission, or SEC, has adopted regulations that generally define a “penny stock” to be any equity security that has a market price (as defined) of less than $5.00 per share that is not traded on a national securities exchange or that has an exercise price of less than $5.00 per share, subject to certain exceptions. As a result, our common stock is subject to rules that impose additional sales practice requirements on broker-dealers that sell these securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of these securities and have received the purchaser’s written consent to the transaction before the purchase.

Further, if the price of the stock is below $5.00 per share and the issuer does not have $2.0 million or more net tangible assets or is not listed on a registered national securities exchange, sales of penny stock in the secondary trading market are subject to certain additional rules promulgated by the SEC. These rules generally require, among other things, that brokers engaged in secondary trading of penny stocks provide customers with written disclosure documents, monthly statements of the market value of penny stocks, disclosure of the bid and asked prices, and disclosure of the compensation to the broker-dealer and the salesperson working for the broker-dealer in connection with the transaction. These rules and regulations may affect the ability of broker-dealers to sell our common stock, thereby effectively limiting the liquidity of our common stock. These rules may also adversely affect the ability of persons that acquire our common stock to resell their securities in any trading market that may exist at the time of an intended sale.

We are an “emerging growth company” and as such, our disclosures may be less extensive than the information you receive from other public companies that are not emerging growth companies.

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from specified disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

●
being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

●	reduced disclosure obligations regarding executive compensation; and

●	exemption from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

ITEM 2. FINANCIAL INFORMATION

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Introduction

We develop projects for renewable power generation, desalinated water production, and air conditioning using proprietary intellectual property designed and developed by our own experienced oceanographers, engineers, and marine scientists. Plants using our technologies are designed to extract energy from the temperature difference between warm surface ocean water and cold deep seawater at a depth of approximately 3,000 feet. We believe these technologies provide practical solutions to mankind’s fundamental needs for sustainable, affordable energy; desalinated water for domestic, agricultural, and aquaculture uses; and cooling, all without the use of fossil fuels.

Our management team has led the development of the business since 2010 and has established a pipeline of projects based on a signed energy services agreement, memoranda of understanding, and general terms agreements to design, build, own, and operate plants using our technologies, as well as a number of potential projects being analyzed preliminarily.

For approximately three years or more prior to mid-2015, when Baha Mar construction was suspended, our principal efforts have been directed to completing project design, arranging financing, and initiating construction on our Baha Mar project.

Our project cycles are long, typically extending over several years as we identify a potential plant site; preliminarily evaluate potential plant output market demand, available plant sites, regulatory factors, environmental impacts, financial models, financing considerations, and other factors. During this long cycle, we incur substantial development costs. Initially, we expense costs associated with the development of various projects until we determine that a specific project is feasible, after which we capitalize related costs for environmental engineering, permitting, governmental approvals, site engineering, and similar items as well as direct interest costs associated with the project. Capitalized costs associated with a project that is subsequently abandoned are charged to expense.

Our strategy is to use to advantage the trend, which we believe will continue to move from fossil-fuel-generated power and coal to alternative renewable energy sources. We cannot assure that environmental concerns will continue to drive this trend. We believe that sea water powered facilities like those we develop are particularly suited for migration from fossil fuels to renewable sources for selected locations in tropical and subtropical locations that have suitable sea depth, shore configuration, and market conditions. Long term, in our judgment the leading fossil fuel cost factor in world energy markets is the price of crude oil. Pricing of other hydrocarbon fuels, such as coal, move somewhat parallel with crude oil prices based on their relative energy content. Declining prices for hydrocarbon fuels in the last few years has retarded, in our opinion, the expected increased economic feasibility of alternative energy. Our development efforts will continue to be challenged by low fossil fuel prices, if the price decline continues, which may provide a low-cost alternative power source in some locations, even after considering fossil fuel transportation costs. Local authorities and customers may defer the capital costs associated with a new OTEC or SWAC plant while they continue to benefit from relatively low current prices for fossil fuels. We believe that notwithstanding current low fossil fuel energy prices, local authorities and customers analyzing and planning their energy needs, will discount the significant of current fossil fuel prices when considering the economics of a facility with a decades-long estimated useful life.

Overview of Recent Operations

Prior to 2013, we had approved the feasibility of the Baha Mar project and begun to capitalize associated costs. Accordingly, our capitalized costs associated with Baha Mar increased as we concentrated on that project and diverted resources away from the development of other potential projects in various earlier stages of development. When construction at Baha Mar was suspended due to a change in ownership of the Baha Mar resort in mid-2015 due to the bankruptcy of the project developer, we redirected our development efforts to other projects, principally the U.S. Virgin Islands project discussed below.

We believe that the ownership of the Baha Mar resort project, which overall is approximately 95% complete, will be resolved by the principals and that the project in general, as well as our SWAC component, will resume, although we cannot predict when that will occur. The resumption of the project is outside our influence or control. If the project resumes, we will need to rearrange our project financing and construction obligations to complete the project. If ownership of the Baha Mar resort is not resolved or is abandoned or indefinitely deferred for other reasons, we will be required to charge to expense all capitalized costs associated with that project, which would have a material adverse impact on our financial condition and results of operation.

We cannot assure that the project development expenditures that we continue to incur will lead to projects suitable for development or that any projects that we seek to develop can be developed and placed into operation successfully, which would be necessary for us to recover previous expenditures.

We currently have no source of revenues, so as we continue to incur costs we are dependent on external funding in order to continue. We cannot assure that such funding will be available or, if available, can be obtained on acceptable or favorable terms.

Comparison of 2015 to 2014

We had no revenue in 2015 and 2014.

Our operating expenses consist principally of expenses associated with the development of our projects until we determine that a particular project is feasible. During 2015, we had salaries/wages and professional fees of $4.2 million and $0.7 million, respectively, for a total of $4.9 million. During 2014, we had salaries/wages, and professional fees of $1.2 million and $1.2 million, respectively, for a total of $2.4 million. During 2014, we were installing pipe for the land side of the Baha Mar project, so $208,125 in salaries for those employees working directly on the Baha Mar project were capitalized rather than expensed. We stopped construction at the Baha Mar project following the bankruptcy of the Baha Mar project developer in mid-2015.

General and administrative expenses decreased to $0.6 million, or about 43% in 2015, as compared to $1.1 million in 2014, again reflecting the post Baha Mar project developer’s bankruptcy.

The above factors resulted in a substantial increase in our operating loss from $3.4 million in 2014 to $5.4 million in 2015, an increase of $2.0 million, or 57%.

Our interest expense of $1.0 million in 2015 was a 64% decrease over our $2.7 million interest expense for the previous year, as our efforts to obtain additional borrowings from external sources were impaired by the bankruptcy of the Baha Mar developer in mid-2015. Also included in the interest amount are the notes payable discounts of $0.5 million and $2.4 million for 2015 and 2014, respectively.

Liquidity and Capital Resources

At December 31, 2015, we had negative working capital (current assets minus current liabilities) of $5.7 million, as compared to a working capital deficit of $6.3 million as of December 31, 2014, as we continued to incur project development costs without generating our own revenue and without sufficient external funding. In addition, our stockholders’ deficit was $1.2 million at December 31, 2015, compared to stockholders’ equity of $0.9 at December 31, 2014, an increase in the deficit of $2.1 million.

Operating Activities

Our operating activities used cash of $1.7 million during 2015, as compared to using net cash of $3.2 million during 2014. We funded a significant portion of our 2015 operating loss by issuing stock to pay $2.4 million in compensation, with noncash expenditures for compensation and increases of $0.7 and $0.9 million in accounts payable and accrued expenses. Also, $0.5 million of such loss was attributable to amortization of a note payable discount. The amortization of the note payable discount associated with the notes issued in 2013 and 2014 was nearly fully amortized at the beginning of 2015. These noncash operating items for 2015 reflected our shortages of working capital during the year. During 2014, the largest noncash components of our operating loss were $2.4 million for amortization of note payable discounts and $0.5 increase in accounts payable. These noncash items reflect our reliance on borrowings at a discount to fund operations and the increase in accounts payable due to shortages of working capital.

Investing Activities

Investing activities in 2015 used cash of $0.1 million, most of which is attributable to our U.S. Virgin Islands project, to which we devoted increased attention as the project progressed and our Baha Mar project activities were curtailed when the ownership of the project became uncertain as a result of the bankruptcy of the project developer in mid-2015. In contrast, during 2014 we invested $1.85 million in assets under construction related to the Baha Mar project.

Financing Activities

During the year ended 2015, our financing activities provided net cash of $1.7 million, which was a 70% decrease from the $5.4 million net cash that our financing activities provided for 2014. Our efforts to obtain funding from external sources were significantly curtailed due to the uncertainty created by the bankruptcy of the Baha Mar project in mid-2015. This required us to rely on $1.0 million in advances from related parties, as compared to 2014, when $2.7 million in notes were issued to related parties. Further, we received only $0.7 million from the sale of common stock in 2015, as compared to $3.0 million from that source the previous year, again reflecting the bankruptcy of the Baha Mar developer.

Our Capital Resources and Anticipated Requirements

As of December 31, 2015, we had a working capital deficit of $5.7 million, including cash of $0.1 million, to meet current operating expenditures. Since then, a private venture fund affiliated with Jeremy Feakins, our chief executive officer, agreed to increase an existing working capital line of credit by $1.0 million. We estimate that our operations during the next 12 months will require capital of $1.8 million for our current level of administrative and project sales and development activities. We may want to spend up to approximately $7.3 million if we increase the nature and scope of our project development activities due to successful marketing and development efforts and increased available capital. This increased amount includes $1.0 million estimated for the U.S. Virgin Islands project development expenses, such as the environmental impact assessment, bathymetry, and permitting and engineering fees associated with the design of the OTEC plant. If the ownership issues relating to the Baha Mar project are resolved, that project resumes, and the resort opens for business, we estimate that we would need about $130.0 million additionally for construction costs associated with completing the construction of that project during the next 18 months. We will need external funding for all of these requirements. We plan to continue our relationship with Raymond James Financial, which has agreed to arrange the financing for the Baha Mar project costs. Once the project financing has been arranged and closed, we anticipate receiving a project development fee and reimbursement of approximately $6.0 million.

As in the past, we expect that we will seek external funding from the sale of secured or unsecured convertible promissory notes and the issuance of preferred or common stock. Secured promissory notes would likely be secured by a lien on our assets, particularly including our interest in the Baha Mar project, which would enable the holders of such notes to foreclose or execute on such assets and obtain possession and ownership of the encumbered assets to the exclusion of our shareholders. If we issue preferred stock, the holders of preferred stock would likely seek preferences on dividends and distributions on liquidation over the holders of common stock and other preferences and rights that would be superior to the rights of the holders of our common stock. We believe that the completion of the registration of our common stock under Section 12(g) of the Securities Exchange Act and the subsequent filing of periodic reports may facilitate our capital-raising efforts.

If our efforts to obtain external funding through the sale of debt or equity securities or other means fail, we may seek additional loans from our principal stockholder, although it has made no commitment and has no obligation to provide such funding.

Although we have budgeted amounts for planned project development, our actual expenditures will depend on amount of funds available to us. If we do not have sufficient funds to undertake all of our planned activities, we will prioritize our opportunities and limit our activities accordingly. Currently we anticipate that our U.S. Virgin Islands project will be our first priority.

Without revenue, we expect that our operating losses will continue during the next 12 months and thereafter until we develop, finance, and construct a project, which will likely be years in the future. We cannot assure that we will be able to obtain sufficient capital from external sources to continue. We may be forced, due to insufficient capital to continue a project, to sell all or a portion of one or more projects under development in an effort to salvage some financial recovery, notwithstanding the fact that we believe the project’s long-term potential is greater.

We will allocate our limited funds among our several projects at our discretion. We may change the priority of our projects and the amount of funds and efforts we devote to their development.

New Accounting Pronouncements

In April 2015, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update (“ASU”) No. 2015-03, “Interest–Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs,” to simplify presentation of debt issuance costs by requiring that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The ASU does not affect the recognition and measurement guidance for debt issuance costs. For public companies, the ASU is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early application is permitted. We are currently reviewing the provisions of this ASU to determine if there will be any impact on our results of operations, cash flows, or financial condition.

In May 2015, the FASB issued ASU No. 2015-07, “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent),” which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. This ASU is effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. For all other entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. A reporting entity should apply the amendments retrospectively to all periods presented. The retrospective approach requires that an investment for which fair value is measured using the net asset value per share practical expedient be removed from the fair value hierarchy in all periods presented in an entity’s financial statements. Earlier application is permitted. We are currently reviewing the provisions of this ASU to determine if there will be any impact on our results of operations, cash flows, or financial condition.

In June 2015, the FASB issued ASU No. 2015-10, “Technical Corrections and Improvements,” which covers a wide range of Topics in the Codification. The amendments represent changes to clarify the Codification, correct unintended application of guidance, or make minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. Additionally, some of the amendments will make the Codification easier to understand and easier to apply by eliminating inconsistencies, providing needed clarifications, and improving the presentation of guidance in the Codification. Transition guidance varies based on the amendments in this ASU. The amendments in this ASU that require transition guidance are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. All other amendments will be effective upon the issuance of this ASU. We are currently reviewing the provisions of this ASU to determine if there will be any impact on our results of operations, cash flows, or financial condition.

In August 2015, the FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date” defers the effective date ASU No. 2014-09 for all entities by one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in Update 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. All other entities should apply the guidance in Update 2014-09 to annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. All other entities may apply the guidance in ASU No. 2014-09 earlier as of an annual reporting period beginning after December 15, 2016, including interim reporting periods within that reporting period. All other entities also may apply the guidance in Update 2014-09 earlier as of an annual reporting period beginning after December 15, 2016, and interim reporting periods within annual reporting periods beginning one year after the annual reporting period in which the entity first applies the guidance in ASU No. 2014-09. We are currently reviewing the provisions of this ASU to determine if there will be any impact on our results of operations, cash flows, or financial condition.

All other newly issued accounting pronouncements, but not yet effective, have been deemed either immaterial or not applicable.

Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management’s judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout Management’s Discussion and Analysis of Financial Condition and Results of Operations when such policies affect our reported and expected financial results. For a detailed discussion on the application of these and other accounting policies, see the notes to our December 31, 2015, condensed consolidated financial statements. Note that our preparation of the condensed consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our condensed consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. We cannot assure that actual results will not differ from those estimates.

Income Taxes

We account for income taxes under FASB Accounting Standards Codification (“ASC”) Topic 740-10-25, “Income Taxes—Overall—Recognition.” Under ASC 740-10-25, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740-10-25, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Revenue Recognition

We recognize revenue on arrangements in accordance with FASB ASC No. 605, “Revenue Recognition.” In all cases revenue is recognized when the price is fixed and determinable, persuasive evidence of an engagement exists, the service is performed and collectability of receivable is reasonably assured. We recognize revenue from grants as the services are performed.

Capitalization Policy

Furniture, vehicles, equipment, and software are recorded at cost and include major expenditures, which increase productivity or substantially increase useful lives. Maintenance, repairs, and minor replacements are charged to expenses when incurred. When furniture, vehicles, and equipment are sold or otherwise disposed of, the asset and related accumulated depreciation are removed from this account, and any gain or loss is included in the statement of operations. The cost of furniture, vehicles, equipment, and software is depreciated over the estimated useful lives of the related assets.

Assets under construction represent costs incurred by us for our renewable energy systems currently in process. We capitalize costs incurred once the project has met the project feasibility stage. Costs include environmental engineering, permits, government approval costs, and site engineering costs. We currently have two projects in the development stage and one project in the construction phase. We capitalize direct interest costs associated with the projects.

ITEM 3. PROPERTIES

Our corporate offices located at 800 South Queen Street, Lancaster, PA, contain approximately 28,000 square feet, and are leased from the JPF Venture Fund 1, LP at $10,000 per month under a five-year lease agreement that expired on October 31, 2015, at which time it was extended by verbal agreement on a month-to-month basis for $5,000 per month.

We lease an approximately 315-square-foot office at 10432 Balls Ford Road, in Manassas, VA, at $3,632 a month, under a month-to-month agreement with an unrelated party that automatically renews without 90 days’ advance notice by either party.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of April 15, 2016, the outstanding shares of common stock owned of record or beneficially by each person that owned of record, or was known by us to own beneficially, more than 5% of our issued and outstanding shares and the name and shareholdings of each Named Executive Officer (as defined in Item 6.-Executive Compensation), each director, and all of the executive officers and directors as a group:

Name of Person or Group	Nature of Ownership	Amount	Percent(1)
Principal Stockholders:
Jeremy P. Feakins	Common Stock(2)	12,787,498	15.5%
800 South Queen Street	Warrants(3)	21,422,500	20.6
Lancaster, PA 17603		34,209,998	32.8

Stephen Oney	Common Stock	7,648,000	9.2
9542 Ragsdale Drive
Jacksonville, FL 32257

Named Executive Officers and Directors:
Jeremy P. Feakins(2)	Common Stock(2)	12,787,498	15.5
	Warrants(3)	21,422,500	20.6
		34,209,998	32.8

Frank DiCola	Common Stock	3,295,761	4.0

Ted G. Johnson	Common Stock	1,650,000	2.0

Name of Person or Group	Nature of Ownership	Amount	Percent(1)
All Executive Officers and Directors
as a Group (3 persons):	Common Stock	17,733,259	21.4
	Warrants	21,422,500	20.6
		39,155,759	37.6
_____________________

(1)
Based on 82,728,362 shares of common stock issued and outstanding at April 15, 2016. Calculations of total percentages of ownership outstanding for each person or group assume the exercise of all derivative securities owned by the individual or group to which the percentage relates, pursuant to Rule 13d-3(d)(1)(i).

(2)
In addition to holding 6,844,334 shares of our common stock in his name, Jeremy P. Feakins, our chairman and chief executive officer, is the beneficial owner of the following shares of our common stock: 4,143,164 shares held by JPF Venture Fund 1, LP, 800,000 shares held by Queen Street Development Partners, and 1,000,000 shares held by Phoenix Investment.

(3)
Comprised of a warrant to purchase 200,000 shares of common stock at $3.00 per share that expires March 2017; a warrant to purchase 12,912,500 shares of common stock at $0.425 per share that expires the later of one year after the date of our initial public offering on a public exchange and June 2016; a warrant to purchase 300,000 shares of common stock at $0.425 per share that expires one year after the date of our initial public offering on a public exchange; a warrant to purchase 10,000 shares of common stock at $0.68 per share that expires in August 2023; and a warrant to purchase 8,000,000 shares of common at $0.25 per share that expires December 31, 2016.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

Executive Officers and Directors

The following sets forth the name, age, and principal business experience of each or our executive officers and directors:

Name	Age	Title

Jeremy P. Feakins	62	Chairman of the Board, Chief Executive Officer
Frank E. DiCola, PE	68	Director
Ted G. Johnson, PhD	72	Senior Vice President and Head of OTEC Programs

Unless a director dies, resigns, or is removed earlier, each director serves at least five years or until the next annual meeting of stockholders, provided that each director will serve until such director’s successor is elected and qualified.

Jeremy P. Feakins–Chairman, Chief Executive Officer, and Principal Financial Officer

Jeremy P. Feakins has over 35 years of experience as an entrepreneur and investor, having founded two technology-based companies. Between 1990 and 2006, Mr. Feakins was the chairman and chief executive officer of Medical Technology & Innovations, Inc. (MTI), a developer and manufacturer of a microprocessor-based, vision-screening device and other medical devices located in Lancaster, PA. In 1996, he managed the public listing of MTI on the over-the-counter markets and subsequently structured the sale of the rights to MTI’s vision-screening product to a major international eyewear company. Between 1998 and 2006, he was a managing member of Growth Capital Resources LLC, a venture capital company located in Lancaster, PA, where he successfully managed the public listings for four small companies on the over-the-counter market. Between 2005 and 2008, he served as executive vice chairman and member of the board of directors of Caspian International Oil Corporation (OTC: COIC), an oil exploration and services company located in Houston, TX and Almaty, KZ, where he managed its public listing. Since 2008, Mr. Feakins has been the chairman and managing partner of the JPF Venture Fund 1, LP, an early-stage venture capital company located in Lancaster, PA, focused on companies involved with humanitarian and/or sustainability projects. JPF Venture Fund 1 is a principal shareholder of our stock.

Mr. Feakins graduated from the Defence College of Logistics and Personnel Administration, Shrivenham, UK, and served seven years in the British Royal Navy. He is a member of the Institute of Directors in the United Kingdom and the British American Business Council in the United States.

Frank E. DiCola, PE–Director

Frank E. DiCola, PE has over 43 years of experience in the energy management field. He is a founder and, since 2000, has served as chairman, chief executive officer, and managing partner of DCO Energy LLC (DCO), an energy project development company and engineering, procurement, and construction contractor, located in Mays Landing, NJ. Under Mr. DiCola’s guidance, DCO Energy specializes in the development, construction, operations, and ownership of combined heat and power projects, renewable generation assets, and district energy systems and acts as third-party engineering, procurement, and contracting contractor and operation and maintenance provider to the power industry. At DCO Energy, Mr. DiCola oversees 200 employees and annual sales in excess of $250 million.

Mr. DiCola is a registered U.S. Professional Engineer and a graduate of the University of Cincinnati in Cincinnati, OH, with a BS in mechanical engineering.

Ted G. Johnson, PhD–Senior Vice President of OTEC Programs

Ted G. Johnson, PhD has over 45 years of experience in the energy management field. From 1970 through 1988, Dr. Johnson held various technological and management positions at Honeywell, Inc. (NYSE: HON) at the Honeywell Corporate Research Centre headquartered in Morristown, NJ. From there, Dr. Johnson joined Lockheed Corporation (NYSE: LMT), headquartered in Washington, D.C., as managing director of the Oceans Systems Group and president of the Ocean Mining Company, a wholly owned subsidiary of Lockheed Corporation. From 1988 through 2007, Dr. Johnson held various directorships at the Lockheed Corporation, including Director of the International Oceans Business, Director of Homeland Security, Director of Adjacent Markets, and Director of Alternative Energy Development. During those 23 years, Dr. Johnson oversaw military and commercial contracts and development of technologies relating to ship building, ocean mining, fossil fuels, and renewable energy sources. Most notably, during his time with Lockheed, the Oceans Systems Group built and successfully tested the world’s first successful floating OTEC plant, Mini-OTEC, off the Hawaiian Islands.

Dr. Johnson received a Doctor of Science Degree with High Honors from Northwestern University, located in Chicago, IL, where he also attended Northwestern University’s Kellogg Graduate School of Business. He is a member of the boards of directors of the Ocean Energy Council, Geothermal Research Council, and the National Hydrogen and Hydropower Councils.

Key Executives

Douglas L. Schultz–Finance Director (part-time position)

Douglas L. Schultz has over 25 years of experience in finance and accounting. Mr. Schultz was the chief financial officer of Advanced Solar Industries, a U.S.-based solar company located in New Holland, PA, between August 2011 and the present. Prior to that, from September 2006 through July 2011, Mr. Schultz was a principal of Simon Lever, LLC, a consulting group located in Lancaster, PA. His experience covers a wide breadth of industries, including energy, construction, manufacturing, and media.

Mr. Schultz graduated from Shippensburg University in Shippensburg, PA, with a BS in business administration. He is a Certified Public Accountant (CPA), a Certified Valuation Analyst (CVA), and a member of both the American Institute of Public Accountants and the Pennsylvania Institute of Public Accountants.

Stephen K. Oney, PhD–Chief Science Advisor

Dr. Stephen K. Oney has over 25 years of experience in ocean engineering experience researching and developing deep ocean water and OTEC technologies. From 2001 through the present, he cofounded and serves as the Executive Vice President of our wholly owned subsidiary, OCEES International, located in Honolulu, HI. Throughout that time, he has been the project manager and principal investigator on its projects, including developing a fully integrated platform mounted OTEC system for NSF Diego Garcia; performing a Pearl Harbor Naval Base District cooling study; developing a proprietary computer model to optimize integrated OTEC systems for offshore and land-based configurations; and conducting a deep ocean water application facility feasibility study.

Dr. Oney received a Doctor of Philosophy in Ocean Engineering from the University of Hawaii at Manoa in Manoa, Hawaii.

ITEM 6. EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth, for each of our last two completed fiscal years, the dollar value of all cash and noncash compensation earned by any person who was our principal executive officer during 2015, our two most highly compensated other executive officers who were serving in such capacities as of December 31, 2015, and each of our two other highest compensated individuals not serving as an executive officer as of December 31, 2015 (“Named Executive Officers”):

						Nonequity
						Incentive
						Plan	All Other
				Stock	Option	Compen-	Compen-
		Salary	Bonus	Awards	Awards	sation	sation	Total
Name and Principal Position	Year	($)	($)	($)(1)	($)	($)(1)	($)(2)	($)

Jeremy P. Feakins	2015	$350,000(1)	$--	$850,000	$--	$--	$12,000	$1,212,000(1)
Chief Executive Officer	2014	350,000(1)	--	--	--	--	12,000	362,000(1)

Ted G. Johnson	2015	210,000(2)	--	--	--	--	23,400	233,400(2)
Senior Vice President	2014	210,000(2)	--	--	--	--	23,400	233,400(2)
_______________

(1)	Our chief executive officer received payments for salary of $123,958 and $291,666 in 2015 and 2014, respectively, and the balances due were accrued.
(2)
Our senior vice president received payments for salary of $102,000 for 2015 and 2014, and the balances due were accrued, with payment due at the close of financing for a $25.0 million or more company project.

Outstanding Equity Awards at 2015 Year-End

The following table reflects outstanding stock option awards classified as exercisable and unexercisable as of December 31, 2015, for each of the Named Executive Officers. The table also reflects unvested and unearned stock awards:

	Option Awards					Stock Awards
Equity
								Equity	Incentive
								Incentive	Plan
								Plan	Awards:
								Awards:	Market or
								Number	Payout
			Equity					of	Value of
			Incentive					Unearned	Unearned
	Number of		Plan				Market	Shares,	Shares,
	Securities		Awards:			Number of	Value of	Units or	Units or
	Underlying	Number of	Number of			Shares or	Shares or	Other	Other
	Unexer-	Securities	Securities			Units of	Units of	Rights	Rights
	cised	Underlying	Underlying			Stock	Stock	That	That
	Options (#)	Unexercised	Unexercised	Option	Option	Held That	That	Have	Have
	Exer-	Options (#)	Unearned	Exercise	Expiration	Have Not	Have Not	Not	Not
Name	cisable	Unexercisable	Options(#)	Price($)	Date	Vested(#)	Vested($)	Vested(#)	Vested($)

Jeremy P. Feakins	--	--	--	--	--	--	--	--	--
Ted G. Johnson	--	--	--	--	--	--	--	--	--

Employment Agreements

Effective January 1, 2011, we entered into an employment agreement with Jeremy P Feakins to serve as our chief executive officer. The agreement provides for an annual base salary of $350,000, $170,000 of which is being deferred until the close the first project funding greater than $25.0 million, subject to adjustment by our board of directors, plus an annual bonus. His salary for 2016 is $350,000. We also agreed to pay Mr. Feakins an amount equal to his then-annual base salary and issue 500,000 shares of common stock on signing each energy services or similar agreement with projected revenue to us of $25.0 million or more. Mr. Feakins devotes approximately three-quarters of his time to our business affairs.

Effective May 1, 2011, we entered into an employment agreement with Dr. Ted Johnson under which he serves as our Senior Vice-President of OTEC Programs at an annual salary of $210,000, one-half of which is being deferred until the first close of project financing over $25.0 million, plus an annual bonus as determined by our board of directors. The annual salary is subject to review and adjustment by our board of directors and is now $210,000 for 2016. We also agreed to pay Dr. Johnson $25,000 and issue 100,000 shares of common stock upon the close of the Baha Mar project financing, pay an additional amount equal to one-year’s salary and issue 100,000 shares of common stock upon signing each energy services or similar agreement with projected revenue to us of $25.0 million or more, issue 250,000 shares upon the commencement of public trading of our common stock, and issue 250,000 shares of the completion of a then-proposed acquisition, since abandoned. We also agreed to include Dr. Johnson in any equity compensation plan that we adopt for executives.

The employment agreements with both Mr. Feakins and Dr. Johnson have five-year terms, with additional one-year term extensions unless either party gives 100 days’ prior notice of termination. Each agreement also includes customary work-for-hire and confidentiality provisions, provides for employee health and other insurance paid by us, and offers a car allowance. In the event either of these executives is terminated upon a change in control (as defined), we are obligated to pay each an amount equal to four times his annual base salary at the time of termination.

We compensate our non-employee directors and officers for time devoted to our business. Employees with access to our proprietary data have generally signed nondisclosure agreements. Each of those persons devotes such time to our business affairs as he deems appropriate.

Director Compensation

We did not pay compensation to any nonemployee director who served on our board in 2015 and do not currently propose to do so.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS,
AND DIRECTOR INDEPENDENCE

Jeremy P. Feakins, our chairman and chief executive officer, together with JPF Venture Fund 1, LP and Jeremy P. Feakins and Associates, LLC combined, has been the controlling party of our company since 2010.

Frank E. DiCola, a director, is also chairman, chief executive officer, managing partner, and founder of DCO Energy, LLC, with which we have an ongoing strategic relationship. As a result, a conflict of interest exists between DCO Energy and us in dealings between or affecting both companies.

Related-Party Transactions

On February 10, 2012, we issued a note payable for $1,000,000 and warrants to purchase 3,295,761 shares of common stock with an exercise price of $0.50 to DCO Energy, LLC, an entity related to our director Frank E. DiCola. In April 2016, we entered into a forbearance and loan extension agreement extending the dates for repayment of the note and expiration of the warrant to February 2017.

On December 31 2013, we issued a promissory note for $290,000 to Theodore Herman, a stockholder, officer, and director of BBNA, in connection with the merger with BBNA.

On April 1, 2014, we issued a note payable for $2,265,000 and two-year warrants to purchase 12,912,500 shares of common stock, with an exercise price equal to the greater of one-half of our listing stock price on a public exchange or $0.425 per share, to an entity owned by Jeremy P. Feakins, our chief executive officer. In April 2016, we entered into a forbearance and loan extension agreement extending the dates for repayment of the note to January 31, 2017, and expiration of the warrant to the later of January 31, 2017, or before one year from the date of our initial public offering on a public exchange.

On December 26, 2014, we issued a note payable to a consultant who later became an executive officer for $100,000 and warrants to purchase 100,000 shares of common stock with an exercise price of $1.00 per share.

We paid $120,000 for the year ended December 31, 2014, to a company controlled by Jeremy P. Feakins, our chief executive officer, under an operating lease agreement.

During 2015, we paid $110,000 to a company controlled by Jeremy P. Feakins, our chief executive officer, under an operating lease agreement.

During 2015, a private venture fund, in which Jeremy P. Feakins, our chief executive officer, is an officer and director, agreed to provide up to $1,000,000 in working capital. In April 2016, the working capital line was increased to $2,000,000.

During 2015, we issued 2,000,000 shares of common stock, with a fair value of $1,700,000, as follows: 1,000,000 shares to Jeremy P. Feakins, our chief executive officer, and 1,000,000 shares to James G. Garner, our former executive officer.

During 2015, one of the original Series B note holders transferred its ownership of the note in the amount of $50,000 to the JPF Venture Fund 1, LP.

As of March 31, 2016, we have $4,881,825 of notes payable outstanding from various related parties as summarized below:

Lender	Date of Issuance	Maturity Date	Interest Rate	Original Principal	Outstanding Balance at March 31, 2016
Jeremy P Feakins, CEO & Director
Jeremy P Feakins & Associates LLC	04/01/14	01/31/17	10.00%	$2,265,000	$2,068,963
JPF Venture Fund 1, LP	08/15/13	08/31/23	10.00%	50,000	56,507
JPF Venture Fund 1, LP*	07/28/15	03/15/17	12.00%	2,000,000	1,398,022
Frank DiCola, Director
DCO Energy	02/03/12	02/03/17	10.00%	1,000,000	1,358,333
					$4,881,825
___________________

*	This note was amended to increase the note amount up to $2,000,000 in April 2016. The principal balance at March 31, 2016, was $1,318,475, plus accrued interest.

2015 Merger Agreement

In March 2015, we entered into an Agreement and Plan of Merger with TetriDyn Solutions, Inc., or TetriDyn, under which TetriDyn would acquire our company in exchange for what would constitute 95% of the outstanding stock of TetriDyn, after giving effect to the transaction. In a related transaction, JPF Venture Group, Inc., an investment entity that is majority-owned by our chairman, chief executive officer, and principal stockholder Jeremy P. Feakins, purchased for $100,000 a 55% controlling interest in TetriDyn, which was to be relinquished on the completion of the acquisition of our company. Before entering into these agreements, there was no material relationship between TetriDyn and its affiliates and either JPF Venture Group and us and our respective affiliates.

The completion of TetriDyn’s acquisition of our company was subject to a number of conditions, particularly including approval of the fairness of the transaction to our shareholders by the California Corporations Commission. No action was taken on that application after nine months of consideration, so the parties agreed to terminate the proposed acquisition, with each party paying its own costs.

ITEM 8. LEGAL PROCEEDINGS

We are not a party to any material legal proceedings, and no material legal proceedings have been threatened by us or, to the best of our knowledge, against us.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S
COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our stock is not publicly traded. We have never paid cash dividends on our common stock and do not anticipate that we will pay dividends in the foreseeable future. We intend to reinvest any future earnings to further expand our business. We estimate that, as of April 15, 2016, we had approximately 570 stockholders.

Equity Compensation Plans

We have no equity compensation plans.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

Our company is the surviving company in a merger that occurred December 31, 2013, between Ocean Thermal Energy Corporation, which was incorporated in Delaware on October 18, 2010 (“OTE Delaware”), and Broadband Network Affiliates, Inc. (“BBNA”). In the merger, OTE Delaware merged with and into BBNA, with BBNA surviving. After the merger, BBNA changed its name to Ocean Thermal Energy Corporation.

During the three years prior to the filing of this registration statement, we, our predecessors, and affiliated issuers issued the following unregistered securities:

Broadband Network Affiliates (Pre-merger)

On December 17, 2013, Broadband Network Affiliates LLC, a Nevada limited liability company, converted to BBNA, a Delaware corporation. As a result of this conversion, BBNA issued 3,644,737 shares of its common stock to 92 shareholders of the Nevada limited liability company. This was an exchange of equity securities in the limited liability company for equity securities in the corporation, with no additional consideration paid, and therefore, it was effected in reliance on the exemption from registration for an exchange of securities between an issuer and its existing security holders pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended.

OTE Delaware (Pre-merger)

During 2013, OTE Delaware issued 6,500,936 shares of common stock, at a share price ranging from $0.50 to $0.85 per share, for cash of $3,697,301.

During 2013, OTE Delaware converted a total of $1,700,000 in notes to 3,400,000 shares of common stock at a rate of $0.50 per share based on recent cash offerings.

In March 2013 OTE Delaware issued 3,600,000 shares of common stock for services to employees for a fair value of $1,800,000, or $0.50 per share; 1,980,000 shares of common stock for services to consultants with a fair value of $952,252, or $0.50 per share; and 80,884 shares of common stock to consultants with a fair value of $68,751, or $0.85 per share. All values were based on approximately contemporaneous cash sales.

During 2013, OTE Delaware issued 8,568,978 shares of common stock upon the exercise of repriced warrants.

During 2013, OTE Delaware issued 5,205,000 shares of common stock in exchange for accrued expenses with a fair value of $2,602,500, or $0.50 per share.

Series B - 10% Notes and Warrants

In September 2013, OTE Delaware issued to unaffiliated persons $525,000 of Series B 10% Convertible Notes and 10-year warrants to purchase 105,000 common shares at a price of $0.68 per share, as determined pursuant to a specified formula.

Unsecured Debentures

During 2013, OTE Delaware paid cash of $10,000 and issued a note payable to unrelated persons for $290,000 in connection with its merger with BBNA. OTE Delaware repurchased and retired 7,546,464 shares of common stock simultaneously with the closing of the merger. The note is unsecured and due the earlier of December 31, 2015, and upon our receipt of $50,000 of proceeds from the exercise of the Class A warrants, $50,000 from the exercise of the Class B warrants, $60,000 from the exercise of the Class C warrants, $60,000 from the exercise of Class D warrants, and $70,000 from the exercise of the Class E warrants.

During 2013, OTE Delaware issued to an entity owned by Jeremy P. Feakins, our chief executive officer and principal stockholder, a note payable for $100,000 payable, with interest at 10% per annum on January 31, 2014, and two-year warrants to purchase 300,000 shares of common stock with an exercise price equal to the greater of a 50% discount off of the stock price when listed on a public exchange or $0.425 per share.

The Merger of OTE Delaware into BBNA

On December 31, 2013, OTE Delaware merged with and into BBNA, with BBNA surviving. After the merger, BBNA changed its name to Ocean Thermal Energy Corporation, This entity is the registrant. To effect the merger, the registrant, then named BBNA, issued 65,265,264 shares of the common stock to the former stockholders of OTE Delaware in exchange for the same number of shares of common stock in OTE Delaware. These securities were issued to 350 former shareholders of OTE Delaware. In addition, we assumed BBNA’s obligation under outstanding warrants expiring December 31, 2018, issued in five series to purchase 10,000,000 shares of common stock, consisting of 2,000,000 Series A warrants and 2,000,000 Series B warrants at an exercise price of $0.50 per share; 2,000,000 Series C warrants and 2,000,000 Series D warrants at an exercise price of $0.75 per share; and 2,000,000 Series E warrants at an exercise price of $0.50 per share.

Transactions after the Merger

Following the merger, we issued securities in the following transactions:

Common Stock

●	Between January and April 2014, we issued 120,235 shares of common stock at $0.85 per share, or a total of $102,200, to seven unrelated investors upon the exercise of outstanding warrants.

●	In April 2014, we issued 2,174 shares of common stock to two unrelated services providers at $0.85 per share, or a total of $1,847.

●
Between January and April 2014, we issued 4,000,000 shares of common stock pursuant to the exercise of certain warrants by 29 holders. These warrants had been issued by pre-merger BBNA under Section 1145 of the Bankruptcy Code as part of a plan of reorganization implemented under Chapter 11 of the Bankruptcy Code. The exercise price of these warrants was $0.50 per share for a total consideration of $2,000,000.

●
In September through December 2014, we issued 1,239,671 shares of common stock upon the cash exercise of warrants to purchase common stock, which had been issued by pre-merger BBNA under Section 1145 of the Bankruptcy Code as part of a plan of reorganization implemented under Chapter 11 of the Bankruptcy Code, at $0.75 per share.

●	In November 2014, we issued 546,964 shares of common stock upon the conversion of a note payable to one affiliated investor for $410,244, including $8,744 of accrued interest, or $0.75 per share.

●
During February through December 2015, we issued 537,989 shares of common stock on the exercise of outstanding warrants to purchase common stock, which had been issued by pre-merger BBNA under Section 1145 of the Bankruptcy Code as part of a plan of reorganization implemented under Chapter 11 of the Bankruptcy Code, at $0.75 per share.

●	During 2015, individuals exercised Series D warrants to purchase 620,000 shares of common stock at a price of $0.50 per share for cash totaling $310,000.

●	In April 2015, we issued 5,000 shares of common stock to James G. Garner, our former executive officer, and 70,000 shares to a consultant for services at $0.85 per share.

●	In August and September 2015, we issued 69,000 shares of common stock to two consultants and one employee for services at $0.85 per share.

●
In August and September 2015, we issued 2,000,000 shares as follows: 1,000,000 shares to Jeremy P. Feakins, our executive officer, and 1,000,000 shares to James G. Garner, our former executive officer, at $0.85 per share for services.

●	During 2015, we issued 857,295 shares of common stock to one consultant and two employees for services at $0.85 per share.

Convertible Notes, Notes Payable, Bonds, and Warrants

During 2012, we issued a note payable for $1,000,000 and three-year warrants to purchase 3,295,761 shares of common stock with an exercise price of $0.50 per share. The note had an interest rate of 10% per annum, was secured by a first lien in all assets of OTE Delaware and one of its subsidiaries, and was due on February 3, 2015. On April 1, 2016, the note holder agreed to amend the note to extend the due date of the note to February 3, 2017.

During 2014, we issued to an entity owned by Jeremy P. Feakins, our chief executive officer and principal stockholder, an unsecured note payable for $2,265,000, with interest at 10% per annum, due on January 31, 2017, and warrants to purchase 12,912,500 shares of common stock with an exercise price equal to the greater of a 50% discount off of the stock price when listed on a public exchange or $0.425 per share. The warrants expire on the later of one year after our common stock is listed on a recognized public exchange and June 30, 2016. A total of $410,244 due under this note ($401,500 of principal and $8,744 of accrued interest) was converted into 546,964 shares of common stock on December 31, 2014.

During 2014, we issued to five unrelated investors Secured Convertible Promissory Notes (Bonds) totaling $166,800 through September 30, 2014. The bonds carry an interest rate ranging from 7.86% to 9.86% and mature on April 30, 2019, and December 31, 2019. In addition, the bondholders are entitled to convert each $1,200 bond into 1,000 shares of common stock at a price of $1.20 per share. Should our common stock trade for 10 consecutive days at $1.80 per share or higher, the bonds are automatically called and converted to shares at $1.20 per share.

During 2014, we issued a note payable for $100,000 to a consultant and $200,000 to a third party, for a total of $300,000, together with warrants to purchase 300,000 shares of common stock with an exercise price of $1.00 per share. The warrants expire during December 2018. These unsecured notes have an interest rate of 12% per annum. The $100,000 note with the consultant is due upon our completion of an equity financing resulting in our receipt of gross proceeds of at least $2,000,000 or the close of project financing of the Baha Mar project and release of funds by the lender. The $200,000 note is due upon our completion of an equity financing resulting in the gross proceeds of at least $2,000,000 or the close of project financing of the Baha Mar project and release of funds by the lender.

During 2015, a private venture fund, in which Jeremy P. Feakins, our chief executive officer, is an officer and director, agreed to provide up to $1,000,000 in working capital. The promissory note bears interest at a rate of 12%. Repayment is due upon the earlier of 12 months from the date of issuance, our completion of equity financing resulting in the receipt of at least $2,000,000, and the financial close of the Baha Mar project. We also issued warrants to purchase up to 4,480,000 shares of our common stock at $0.25 per share any time before repayment. The fund has advanced $1,318,475 through March 31, 2016. In April 2016, we amended the transaction documents to increase the amount of the note to up to $2,000,000, increase the shares issuable upon exercise of the warrant to 8,000,000 shares, and extend the dates of repayment of the note and exercise of the warrant to January 2017.

On April 7, 2015, we issued an unsecured convertible promissory note in the principal amount of $50,000 to one of our unaffiliated investors. The note bears interest of 10% and is due on April 17, 2017. The note can be converted into our common stock at a conversion rate of $0.75 per share at any time prior to the repayment.

Exemption from Securities Act Registration on Which We Relied

Except as otherwise noted, the securities in these transactions were sold in reliance on the exemption from registration provided in Section 4(a)(2) of the Securities Act for transactions not involving any public offering. Each of the persons acquiring the foregoing securities was an accredited investor (as defined in Rule 501(a) of Regulation D) and confirmed the foregoing and acknowledged, in writing, that the securities must be acquired and held for investment. All certificates evidencing the shares sold bore a restrictive legend. No underwriter participated in the offer and sale of these securities, and no commission or other remuneration was paid or given directly or indirectly in connection therewith.

Sales by Affiliates

Neither we nor any of our predecessors or affiliated issuers sold any unregistered shares within three years prior to the filing of this registration statement by or for the account of any person who at the time was a director, officer, promoter, or principal security holder of the issuer of such securities or was an underwriter of any securities of such issuer.

ITEM 11. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

We are authorized to issue up to 200,000,000 shares of common stock, par value $0.0001 per share, and 20,000,000 shares of preferred stock, par value $0.0001. As of April 15, 2016, we had 82,728,362 shares of common stock issued and outstanding, outstanding warrants to purchase 25,667,876 shares of common stock, outstanding options to purchase 100,000 shares of common stock, and 205,667 shares of common stock reserved for conversion of convertible bonds and notes. As of April 15, 2016, no preferred stock is designated as a series or issued and outstanding.

Common Stock

Each holder of our common stock is entitled to one vote for each share of capital stock held by such stockholder. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by the certificate of incorporation or otherwise by law, all other matters are determined by a majority of the votes cast affirmatively or negatively.

Subject to any preferential rights of any outstanding preferred stock, holders of our common stock shall be entitled to receive the dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose. If there is a liquidation, dissolution, or winding up of our Company, holders of our common stock would be entitled to distribution of our assets remaining after the payment in full of liabilities and any preferential rights of any then-outstanding preferred stock.

Preferred Stock

While we do not currently have any preferred stock designated in any series or issued and outstanding, our preferred stock may be issued from time to time in one or more series. Our amended certificate of incorporation and bylaws authorize our board of directors to fix or alter from time to time the designation, powers, preferences, and rights of the shares of each such series and the qualifications, limitations, or restrictions of any wholly unissued series of preferred stock, and to establish from time to time the number of shares constituting any such series or any of them; and to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages arising from breaches of their fiduciary duties as directors and officers. Our bylaws include provisions that indemnify, to the fullest extent allowable under the Delaware General Corporation Law, the personal liability of directors and officers for monetary damages arising from actions taken as our directors and officers. Our bylaws also provide that we must indemnify and advance reasonable expenses to our directors and officers, subject to our receipt of an undertaking from the indemnified party as may be required under the Delaware General Corporation Law. Also, our bylaws expressly authorize us to carry directors’ and officers’ insurance to protect our directors, officers, certain employees, and us for some liabilities.

The limitation of liability and indemnification provisions included in our bylaws may discourage stockholders from bringing a lawsuit against directors and officers for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit our stockholders and us. However, these provisions will not limit or eliminate our rights, or those of any stockholder, to seek nonmonetary relief, such as injunction or rescission, in the event of a breach of a director’s or an officer’s duty of care. The provisions will not alter the liability of directors and officers under the federal securities laws. Additionally, our stockholders may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any of our directors, officers, or employees for which indemnification is sought.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See Item 15 below.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

(a)	The following financial statements are filed as part of this registration statement:

(b)	The following exhibits are filed as part of this registration statement:

Exhibit Number*	Title of Document	Location

Item 2.	Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession
2.01	Agreement and Plan of Merger effective December 23, 2013	This filing.

2.02	Amendment No. 1 to Agreement and Plan of Merger effective December 27, 2013	This filing.

2.03	Amendment No. 2 to Agreement and Plan of Merger effective December 31, 2013	This filing.

Item 3.	Articles of Incorporation and Bylaws
3.01	Certificate of Incorporation of Broadband Network Affiliates, Inc. filed December 17, 2013	This filing.

3.02	Certificate of Merger of Ocean Thermal Energy Corporation into Broadband Network Affiliates, Inc. filed December 31, 2013	This filing.

Exhibit Number*	Title of Document	Location

3.03	Bylaws of Ocean Thermal Energy Corporation	This filing.

3.04	Certificate of Amendment to Certificate of Incorporation of Ocean Thermal Energy Corporation filed April 22, 2014	This filing.

Item 4.	Instruments Defining the Rights of Security Holders, Including Debentures
4.01	Specimen stock certificate	This filing.

Item 10.	Material Contracts
10.01	Form of Warrant Certificate issued by Broadband Network Affiliates, LLC, dated March 12, 2009 (with amendment and related schedule of warrant holders)	This filing.

10.02	Lease Agreement between JPF Venture Fund 1, LP, and OCEES International, Inc., made October 1, 2010	This filing.

10.03	Employment Agreement with Jeremy P. Feakins dated January 1, 2011**	This filing.

10.04	Employment Agreement with James D. Greenberg dated January 1, 2011**	This filing.

10.05	Letter Agreement with Raymond James & Associates, Inc., dated March 31, 2011	This filing.

10.06	Employment Agreement with Dr. Ted Johnson dated May 1, 2011	This filing.

10.07	Memorandum of Understanding between Gene Thompson and Ocean Thermal Energy Corporation dated December 15, 2011	This filing.

10.08	Turnkey Engineering, Procurement and Construction Contract between OTE BM Ltd. and DCO Bahamas, Ltd., dated January 10, 2012	This filing.

10.09
Loan Agreement, Promissory Note, and Warrant to Purchase up to 3,295,761 Shares of Common Stock of Ocean Thermal Energy Corporation, between Ocean Thermal Energy Corporation and DCO Energy, LLC, dated February 10, 2012
This filing.

10.10	Form of Subscription Agreement, Series A 10% Unsecured Note, and Warrant (with related schedule) [2012]	This filing.

Exhibit Number*	Title of Document	Location

10.11	General Terms Agreement between Ocean Thermal Energy Cayman Ltd. and Ocean Energy Ltd. dated April 15, 2013	This filing.

10.12	Form of Loan Agreement, Promissory Note (Series B), Security Agreement, and Warrant (with related schedule) [2013]	This filing.

10.13	Energy Services Agreement between OTE BM Ltd. and Baha Mar Ltd. dated July 9, 2013	This filing.

10.14	Warrant to Purchase from Ocean Thermal Energy Corporation up to 300,000 Shares of Common Stock dated November 1, 2013	This filing.

10.15	Promissory Note for $290,000 payable to Theodore Herman dated December 31, 2013	This filing.

10.16
Memorandum of Understanding for the Conduct of a Feasibility Study on Ocean Thermal Energy Conversion Plants for the Virgin Islands between Thirtieth Legislature of the Virgin Islands and Ocean Thermal Energy Corporation dated March 5, 2014
This filing.

10.17	Letter Agreement with Raymond James & Associates, Inc., dated March 17, 2014	This filing

10.18	Loan Agreement, Warrant to Purchase up to 12,912,500 Shares of Common Stock, and Promissory Note between Ocean Thermal Energy Corporation and Jeremy P. Feakins & Associates, LLC, dated April 1, 2014	This filing.

10.19	Form of Secured Convertible Promissory Note (Bond), Security Agreement, and Addendum to Secured Convertible Promissory Note (Bond), with related schedule of notes [2014]	This filing.

10.20	Memorandum of Understanding between OTE Corporation and DCNS dated July 10, 2014	This filing.

10.21	Loan Agreement, Promissory Note, and Warrant to Purchase up to 200,000 Shares between Ocean Thermal Energy Corporation and Mart Inn, Inc., dated December 22, 2014	This filing.

Exhibit Number*	Title of Document	Location

10.22	Loan Agreement, Promissory Note, and Warrant to Purchase up to 100,000 Shares between Ocean Thermal Energy Corporation and James G. Garner, Jr., dated December 26, 2014	This filing.

10.23	Employment Agreement between Ocean Thermal Energy Corporation and James G. Garner, Jr., dated February 1, 2015**	This filing.

10.24	Loan Agreement, Promissory Note, Warrant to Purchase 4,480,000 Shares, and Security Agreement between Ocean Thermal Energy Corporation and JPF Venture Fund 1, LP, dated July 28, 2015	This filing.

10.25	Agreement and Plan of Merger between TetriDyn Solutions, Inc. and Ocean Thermal Energy Corporation entered March 23, 2015, with amendments, effective August 14, 2015	This filing.

10.26	Term Sheet between the University of Virgin Islands Research and Technology Park Corporation, et al., and Ocean Thermal Energy Corporation, effective October 29, 2015	This filing.

10.27	Settlement Agreement and Amendment to the Settlement and Mutual Release Agreement between Ocean Thermal Energy Corporation and James G. Garner, Jr., effective November 23, 2015	This filing.

10.28	Agreement to Terminate Agreement and Plan of Merger between TetriDyn Solutions, Inc. and Ocean Thermal Energy Corporation dated December 7, 2015	This filing.

10.29
Amended Loan Agreement, Amended Promissory Note, Amended Warrant to Purchase 8,000,000 Shares of Common Stock, and Amended Security Agreement between Ocean Thermal Energy Corporation and JPF Venture Fund 1, LP, dated March 15, 2016
This filing.

10.30
Memorandum of Understanding for the Conduct of a Feasibility Study on Ocean Thermal Energy Conversion Plants for American Samoa between American Samoa Government and Ocean Thermal Energy Corporation entered March 15, 2016
This filing.

10.31	Forbearance and Loan Extension Agreement between Ocean Thermal Energy Corporation and DCO Energy, LLC, dated April 1, 2016	This filing.

Exhibit Number*	Title of Document	Location

10.32	Forbearance and Loan Extension Agreement between Ocean Thermal Energy Corporation and Jeremy P. Feakins & Associates, LLC, dated April 4, 2016	This filing.

Item 21.	Subsidiaries of the Registrant
21.01	Schedule of Subsidiaries

_______________

*
The number preceding the decimal indicates the applicable SEC reference number in Item 601, and the number following the decimal indicating the sequence of the particular document. Omitted numbers in the sequence refer to documents previously filed with the SEC as exhibits to previous filings, but no longer required.

**	Identifies each management contract or compensatory plan or arrangement required to be filed.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN THERMAL ENERGY CORPORATION

Date: May 3, 2016	By:	/s/ Jeremy P. Feakins
Jeremy P. Feakins
Chief Executive Officer and Principal Financial Officer

OCEAN THERMAL ENERGY CORPORATION

TABLE OF CONTENTS

Page

Audited Financial Statements for the Years Ended December 31, 2015 and 2014:

Report of Independent Registered Public Accounting Firm	F-1

Consolidated Balance Sheets as of December 31, 2015 and 2014	F-2

Consolidated Statements of Operations for the Years Ended December 31, 2015 and 2014	F-3

Consolidated Statements of Changes in Stockholders’ Equity for the
Years Ended December 31, 2015 and 2014	F-4

Consolidated Statements of Cash Flows for the Years Ended December 31, 2015 and 2014	F-5

Notes to Consolidated Financial Statements	F-6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of:
Ocean Thermal Energy Corporation

We have audited the accompanying consolidated balance sheets of Ocean Thermal Energy Corporation and Subsidiaries (the “Company”) as of December 31, 2015 and 2014 and the related consolidated statements of operations, changes in stockholders’ (deficiency) equity and cash flows for the years ended December 31, 2015 and 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of Ocean Thermal Energy Corporation and Subsidiaries as of December 31, 2015 and 2014 and the results of its operations and its cash flows for the years ended December 31, 2015 and 2014 in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 8 to the consolidated financial statements, the Company’s only Energy Service Agreement customer was placed in receivership by the Bahamas Supreme Court and the nearly-completed resort is currently being actively marketed to a new owner. The Company has expended considerable costs to date in the planning, design and construction of the Seawater Air-Conditioning (“SWAC”) system for this customer. As of the date of this report, the timing of the sale to the new owner and completion of the resort is not known. If the receiver or the new owner were to terminate the Energy Service Agreement, the Company has adequate remedies under the terms of the Energy Service Agreement to recover its costs expended.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has a net loss of $6,406,177, a working capital deficiency of $5,730,802, cash used in operations of $1,672,688 and an accumulated deficit of $40,024,969 at December 31, 2015. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Liggett & Webb, P.A.

LIGGETT & WEBB, P.A.
Certified Public Accountants

Boynton Beach, Florida
April 15, 2016

OCEAN THERMAL ENERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2015 AND 2014

	2015	2014

ASSETS
Current Assets
Cash	$ 125,029	$ 280,708
Prepaid expenses	9,223	24,001
Other current assets	24,542	19,386
Total current assets	158,794	324,095

Property and Equipment
Property and equipment, net	6,573	13,792
Assets under construction	7,949,304	7,801,598
Property and equipment, net	7,955,877	7,815,390

Total Assets	$ 8,114,671	$ 8,139,485

LIABILITIES AND STOCKHOLDERS' (DEFICIENCY) EQUITY

Current Liabilities
Accounts payables and accrued expense	$ 5,079,984	$ 3,522,791
Current portion - capital lease obligation	2,530	4,670
Notes payable - related party, net	507,082	2,939,628
Notes payable, net	300,000	143,131
Total Current Liabilities	5,889,596	6,610,220

Capital lease obligation, less current portion	-	2,612
Notes payable -related party, net	2,806,014	-
Notes payable, net	594,432	634,487
Convertible note payable, net	44,940	-
Total Liabilities	9,334,982	7,247,319

Commitments and Contingencies (See Note 8)

Stockholders' (Deficiency) Equity
Preferred stock, $0.0001par value, 20,000,000 shares authorized, -0- shares	-	-
issued and outstanding, respectively
Common stock, $0.0001 par value; 200,000,000 shares authorized,
82,623,066 and 78,463,782 shares issued and outstanding, respectively	8,262	7,845
Additional paid-in capital	38,796,396	34,503,113
Accumulated deficit	(40,024,969)	(33,618,792)
Total Stockholders' (Deficiency) Equity	(1,220,311)	892,166

Total Liabilities and Stockholders' (Deficiency) Equity	$ 8,114,671	$ 8,139,485

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN THERMAL ENERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014

Operating Expenses
Salaries and wages	$ 4,156,763	$ 1,207,251
Professional fees	664,398	1,194,983
General and administrative	608,384	1,060,286
Total Operating Expenses	5,429,545	3,462,520

Loss from Operations	(5,429,545)	(3,462,520)

Other Expenses
Interest expense	(976,632)	(2,677,931)
Total Other Expense	(976,632)	(2,677,931)

Loss Before Income Taxes	(6,406,177)	(6,140,451)

Provision for Income Taxes	-	-

Net Loss	$ (6,406,177)	$ (6,140,451)

Net Loss per Common Share
Basic and Diluted	$ (0.08)	$ (0.08)

Weighted Average Number of Common Shares Outstanding
Basic and Diluted	79,783,925	76,415,304

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN THERMAL ENERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

					Additional		Total
	Preferred Stock		Common Stock		Paid In	Accumulated	Stockholders
	Shares	Par Value	Shares	Par Value	Capital	Deficit	Equity (Deficiency)

Balance, December 31, 2013	-	-	72,554,738	$ 7,254	$ 28,649,291	$ (27,478,341)	$ 1,178,204

Stock issued for cash ($0.85 per share)			120,235	12	102,188	-	102,200

Stock issued for $0.50 warrants			4,000,000	400	1,999,600	-	2,000,000

Stock issued for $0.75 warrants			1,239,671	124	929,626	-	929,750

Stock issued for note payable conversion			535,333	54	401,446	-	401,500

Stock issued for interest			11,631	1	8,743	-	8,744

Stock issued to consultants ($0.85 per share)			2,174	-	1,847	-	1,847

Fair value of warrants issued with notes payable			-	-	2,410,372	-	2,410,372

Net Loss	-	-				(6,140,451)	(6,140,451)

Balance, December 31, 2014			78,463,782	7,845	34,503,113	(33,618,792)	892,166

Stock issued for $0.75 warrants			537,989	54	403,438	-	403,492

Stock issued for $0.50 warrants			620,000	62	309,938	-	310,000

Stock issued for services for $0.85 per share			157,295	16	133,685	-	133,701

Stock issued to employees			2,844,000	285	2,417,115	-	2,417,400

Fair value of warrants issued with notes payable			-	-	1,000,000	-	1,000,000

Beneficial conversion feature			-	-	6,667	-	6,667

Fair value of options issued for service			-	-	22,440	-	22,440

Net Loss			-	-	-	(6,406,177)	(6,406,177)

Balance, December 31, 2015	-	-	82,623,066	$ 8,262	$ 38,796,396	$ (40,024,969)	$ (1,220,311)

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN THERMAL ENERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
Cash Flows From Operating Activities:
Net loss	$ (6,406,177)	$ (6,140,451)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	7,219	7,271
Stock issued for services	133,701	1,847
Stock issued as compensation	2,417,400	-
Options issued for service	22,440	-
Amortization of note payable discounts	535,914	2,365,555
Changes in assets and liabilities:
Other current assets	(5,156)	241
Prepaid expenses	14,778	(15,640)
Accounts payable	748,083	514,062
Accrued expenses	859,110	18,909
Net Cash Used In Operations	(1,672,688)	(3,248,206)

Cash Flow From Investing Activities:
Purchase property, plant and equipment	-	(8,261)
Assets under construction	(147,706)	(1,980,978)
Net Cash Used In Investing Activities	(147,706)	(1,989,239)

Cash Flows From Financing Activities:
Proceeds from notes payable	-	2,731,800
Repayment of notes payable - related party	(95,000)	(317,500)
Proceeds from notes payable - related party	1,000,975	-
Proceeds from convertible note payable	50,000	-
Repayment of line of credit	-	(428)
Proceeds from issuance of common stock	713,492	3,031,950
Repayment of capital lease	(4,752)	(4,018)
Net Cash Provided by Financing Activities	1,664,715	5,441,804

Net (Decrease) increase in Cash and Cash Equivalents	(155,679)	204,359
Cash and cash equivalents at beginning of year	280,708	76,349
Cash and Cash Equivalents at End of Year	$ 125,029	$ 280,708

Supplemental disclosure of cash flow information:
Cash paid for interest expense	$ 20,541	$ 52,358
Cash paid for income taxes	$ -	$ -

Supplemental disclosure of non-cash items:

During 2014, we reclassified $85,000 of prepaid deposits to assets under construction.

During 2014, warrants were exercised into 535,333 shares of common stock and notes payable of $401,500 were converted as consideration of the exercise price.

During 2014, warrants were exercised into 11,631 shares of common stock and accrued interest of $8,744 were converted as consideration of the exercise price.

During 2015, we recorded $1,000,000 for the fair value of warrants issued with note payable - related party.

During 2015, we recorded a beneficial conversion feature with a fair value of $6,667 related to the issuance of $50,000 convertible note payable.

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN THERMAL ENERGY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015 AND 2014

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION

(A)           Nature of Operations

OCEES International Inc. (“OCEES”) was formed under the laws of Hawaii on January 21, 1998. Ocean Thermal Energy Corporation (“OTE Delaware”) was a Delaware corporation formed on October 18, 2010. In 2011, OCEES and OTE Delaware entered into a share exchange agreement. The transaction was treated as a merger of entities under common control as 100% of the stockholders of OCEES exchanged their shares for 100% of the outstanding shares of OTE Delaware.

OTE Delaware used its proprietary technology to develop, build, own, and operate renewable energy systems, primarily in the Eastern and Western Caribbean Islands.

On December 17, 2013, Broadband Network Affiliates, Inc. (“BBNA”), a Nevada Corporation, changed its state domicile and became a Delaware Corporation. On December 23, 2013, BBNA entered into a merger agreement with OTE Delaware, which was effective December 31, 2013. Upon completion of the merger, BBNA changed its name to Ocean Thermal Energy Corporation (“OTE”) and the former OTE Delaware ceased to exist. The transaction was treated as a reverse merger and recapitalization by OTE Delaware. For purposes of this report, “we,” “us,” and “our” refers to OTE, the surviving entity, after taking into effect the merger transaction, and its subsidiaries.

We develop projects for renewable power generation, desalinated water production, and air conditioning using our proprietary technologies designed to extract energy from the temperature differences between warm surface water and cold deep water.

(B)           Principal Subsidiary Undertakings

Our consolidated financial statements for the years ended December 31, 2015 and 2014, include the following subsidiaries:

Name	Place of Incorporation / Establishment	Principal Activities	Date Formed
Ocean Thermal Energy Bahamas Ltd.	Bahamas	Intermediate holding company of OTE BM Ltd. and OTE Bahamas O&M Ltd.	07/04/2011

OTE BM Ltd.	Bahamas	OTEC/SDC development in the Bahamas	09/07/2011

OCEES International Inc.	Hawaii, USA	Research and development for the Pacific Rim	01/21/1998

Ocean Thermal Energy UK Limited	England and Wales	Dormant	07/22/2010

OCEAN THERMAL ENERGY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015 AND 2014

Name	Place of Incorporation / Establishment	Principal Activities	Date Formed
OTEC Innovation Group Inc.	Delaware, USA	Dormant	06/02/2011

OTE-BM Energy Partners LLC	Delaware, USA	Dormant	06/02/2011

OTE Bahamas O&M Ltd.	Bahamas	Dormant	09/07/2011

Ocean Thermal Energy Holdings Ltd.	Bahamas	Dormant	03/05/2012

Ocean Thermal Energy Cayman Ltd.	Caymans	Dormant	03/26/2013

OTE HC Ltd.	Caymans	Dormant	03/26/2013

We have an effective interest of 100% in each of our subsidiaries.

(C)           Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates. Significant estimates include the assumptions used in valuing equity investments and issuances, valuation of deferred tax assets, and depreciable lives of property and equipment.

(D)           Cash and Cash Equivalents

We consider all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents. At December 31, 2015 and 2014, we had no cash equivalents.

(E)           Income Taxes

We account for income taxes under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 740-10-25, “Income Taxes—Overall—Recognition.” Under ASC 740-10-25, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740-10-25, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Our 2010 to 2015 tax years remain open to audit by the Internal Revenue Service and state tax authorities.

OCEAN THERMAL ENERGY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015 AND 2014

(F)           Business Segments

We conduct operations in various foreign jurisdictions that use our technology. Our segments are based on the location of their operations.

	2015
	US	Bahamas	Other	Total
Revenue	$ -	$ -	$ -	$ -

Assets	$ 725,226	$6,978,457	$410,988	$ 8,114,671

Net Loss	$(6,406,177)	$ -	$ -	$(6,406,177)

Property and equipment	$ 6,573	$ -	$ -	$ 6,573

Capitalized construction in process	$ 559,859	$6,978,457	$410,988	$ 7,949,304

Depreciation	$ 7,219	$ -	$ -	$ 7,219

Additions to Property and equipment	$ 145,962	$ -	$ 1,744	$ 147,706

	2014
	US	Bahamas	Other	Total
Revenue	$ -	$ -	$ -	$ -

Assets	$ 751,784	$6,978,457	$409,244	$ 8,139,485

Net Loss	$(6,140,452)	$ -	$ -	$(6,140,452)

Property and equipment	$ 13,792	$ -	$ -	$ 13,792

Capitalized construction in process	$ 413,897	$6,978,457	$409,244	$ 7,801,598

Depreciation	$ 7,271	$ -	$ -	$ 7,271

Additions to Property and equipment	$ 175,359	$1,805,135	$ 8,745	$ 1,989,239

(G)           Property and Equipment

Furniture, vehicles, equipment, and software are recorded at cost and include major expenditures that increase productivity or substantially increase useful lives.

Maintenance, repairs, and minor replacements are charged to expenses when incurred. When furniture, vehicles, or equipment is sold or otherwise disposed of, the asset and related accumulated depreciation are removed from this account, and any gain or loss is included in the statement of operations.

OCEAN THERMAL ENERGY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015 AND 2014

Assets under construction represent costs incurred by us for our renewable energy systems currently in process. Generally, all costs incurred during the development stage of our projects are capitalized and tracked on an individual project basis and are included in construction in progress until the project has been placed into service. If a project is abandoned, the associated costs that have been capitalized are charged to expense in the year of abandonment. Expenditures for repairs and maintenance are charged to expense as incurred. Interest costs incurred during the construction period of defined major projects from debt that is specifically incurred for those projects are capitalized.

Direct labor costs incurred for specific major projects expected to have long-term benefits are capitalized. Direct labor costs subject to capitalization include employee salaries, as well as related payroll taxes and benefits. With respect to the allocation of salaries to projects, salaries are allocated based on the percentage of hours that our key managers, engineers, and scientists work on each project. These individuals track their time worked at each project. Major projects are generally defined as projects expected to exceed $500,000. Direct labor includes all of the time incurred by employees directly involved with construction and development activities. Time spent in general and indirect management and in evaluating the feasibility of potential projects is expensed when incurred.

We capitalize costs incurred once the project has met the project feasibility stage. Costs include environmental engineering, permits, government approval, and site engineering costs. We currently have four projects in the development stage and one project in the construction phase. We capitalize direct interest costs associated with the projects. As of December 31, 2015 and 2014, we have no interest costs capitalized.

The cost of furniture, vehicles, equipment, and software is depreciated over the estimated useful lives of the related assets.

Depreciation is computed using the straight-line method for financial reporting purposes. The estimated useful lives and accumulated depreciation for land, buildings, furniture, vehicles, equipment, and software are as follows:

Years
Computer Equipment	3
Software	5

(H)           Fair Value

ASC Topic 820, “Fair Value Measurements and Disclosures,” defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles in the United States, and enhances disclosures about fair value measurements. ASC 820 describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value, which are the following:

●	Level 1–Pricing inputs are quoted prices available in active markets for identical assets or liabilities as of the reporting date.

OCEAN THERMAL ENERGY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015 AND 2014

●
Level 2–Pricing inputs are quoted for similar assets or inputs that are observable, either directly or indirectly, for substantially the full term through corroboration with observable market data. Level 2 includes assets or liabilities valued at quoted prices adjusted for legal or contractual restrictions specific to these investments.

●
Level 3–Pricing inputs are unobservable for the assets or liabilities; that is, the inputs reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability.

Management believes the carrying amounts of the short-term financial instruments, including cash and cash equivalents, accounts receivable, prepaid expense and other assets, accounts payable, accrued liabilities, notes payable, deferred compensation, and other liabilities reflected in the accompanying balance sheets approximate fair value at December 31, 2015 and 2014, due to the relatively short-term nature of these instruments.

(I)            Concentrations

Cash and cash equivalents and restricted cash are deposited with major financial institutions, and at times, such balances with any one financial institution may be in excess of FDIC-insured limits. As of December 31, 2015 and 2014, $0 and $30,072 were deposited in excess of FDIC-insured limits. Management believes the risk in these situations to be minimal.

(J)            Loss per Share

The basic loss per share is calculated by dividing our net loss available to common shareholders by the weighted average number of common shares during the period. The diluted loss per share is calculated by dividing our net loss by the diluted weighted average number of shares outstanding during the period. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. We have 22,327,876 and 18,905,865 shares issuable upon the exercise of warrants and options and 205,667 and 139,000 shares issuable upon the conversion of the green energy bonds and notes that were not included in the computation of dilutive loss per share because their inclusion is antidilutive for the years ended December 31, 2015 and 2014, respectively.

(K)           Revenue Recognition

We will recognize revenue on arrangements in accordance with FASB ASC Topic 605, “Revenue Recognition.” In all cases, revenue is recognized only when the price is fixed and determinable, persuasive evidence of an arrangement exists, the service is performed, and collectability of the resulting receivable is reasonably assured.

OCEAN THERMAL ENERGY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015 AND 2014

(L)           Recent Accounting Pronouncements

In April 2015, the FASB issued Accounting Standards Update (“ASU”) No. 2015-03, “Interest–Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs,” to simplify presentation of debt issuance costs by requiring that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The ASU does not affect the recognition and measurement guidance for debt issuance costs. For public companies, the ASU is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early application is permitted. We are currently reviewing the provisions of this ASU to determine if there will be any impact on our results of operations, cash flows, or financial condition.

In May 2015, the FASB issued ASU No. 2015-07, “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent),” which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. This ASU is effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. For all other entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. A reporting entity should apply the amendments retrospectively to all periods presented. The retrospective approach requires that an investment for which fair value is measured using the net asset value per share practical expedient be removed from the fair value hierarchy in all periods presented in an entity’s financial statements. Earlier application is permitted. We are currently reviewing the provisions of this ASU to determine if there will be any impact on our results of operations, cash flows, or financial condition.

In June 2015, the FASB issued ASU No. 2015-10, “Technical Corrections and Improvements,” which covers a wide range of Topics in the Codification. The amendments represent changes to clarify the Codification, correct unintended application of guidance, or make minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. Additionally, some of the amendments will make the Codification easier to understand and easier to apply by eliminating inconsistencies, providing needed clarifications, and improving the presentation of guidance in the Codification. Transition guidance varies based on the amendments in this ASU. The amendments in this ASU that require transition guidance are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. All other amendments will be effective upon the issuance of this ASU. We are currently reviewing the provisions of this ASU to determine if there will be any impact on our results of operations, cash flows, or financial condition.

OCEAN THERMAL ENERGY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015 AND 2014

In August 2015, the FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date” defers the effective date ASU No. 2014-09 for all entities by one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in Update 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. All other entities should apply the guidance in Update 2014-09 to annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. All other entities may apply the guidance in ASU No. 2014-09 earlier as of an annual reporting period beginning after December 15, 2016, including interim reporting periods within that reporting period. All other entities also may apply the guidance in Update 2014-09 earlier as of an annual reporting period beginning after December 15, 2016, and interim reporting periods within annual reporting periods beginning one year after the annual reporting period in which the entity first applies the guidance in ASU No. 2014-09. We are currently reviewing the provisions of this ASU to determine if there will be any impact on our results of operations, cash flows, or financial condition.

All other newly issued accounting pronouncements, but not yet effective, have been deemed either immaterial or not applicable.

NOTE 2—GOING CONCERN

We had a net loss of $6,406,177 and used cash in operations of $1,672,688 for the year ended December 31, 2015, and had an accumulated deficit of $40,024,969 and a working capital deficiency of $5,730,802 as of December 31, 2015. This raises substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent on our ability to raise additional capital through the sale of debt or equity securities or stockholder loans and to implement our business plan. The financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

Management believes that it will be able to continue as a going concern through additional affiliate loans, implementation of its strategic operating plan, continuing a multi-focused plan to obtain external capital, and offering sales incentives to accelerate ocean thermal energy conversion (“OTEC”) project development.

NOTE 3—PROPERTY & EQUIPMENT

Property and equipment consist of the following at December 31, 2015:

	Cost	Accumulated Depreciation	Net Book Value	Estimated Useful Life
Computer and Office Equipment	$ 13,751	$ 9,085	$ 4,666	3 Years
Software	19,061	17,154	1,907	5 Years
Construction in Process	7,949,304	-	7,949,304
	$7,982,116	$26,239	$7,955,877

OCEAN THERMAL ENERGY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015 AND 2014

Property and equipment consist of the following at December 31, 2014:

	Cost	Accumulated Depreciation	Net Book Value	Estimated Useful Life
Computer and Office Equipment	$ 13,751	$ 5,678	$ 8,073	3 Years
Software	19,061	13,342	5,719	5 Years
Construction in Process	7,801,598	-	7,801,598
	$7,834,410	$19,020	$7,815,390

Depreciation expense for the years ended December 31, 2015 and 2014, was $7,219 and $7,271, respectively.

NOTE 4—CAPITAL LEASE PAYABLE

On June 22, 2011, we entered into a five-year capital lease agreement with a company. The lease has a purchase option of $1. We have classified this agreement as a capital lease. Future payments required under the lease amount to $2,530, which will be satisfied prior to December 31, 2016.

NOTE 5—NOTES PAYABLE

During 2012, we issued a note payable for $1,000,000 and three-year warrants to purchase 3,295,761 shares of common stock with an exercise price of $0.50 per share. The note had an interest rate of 10% per annum, was secured by a first lien in all assets of OTE Delaware and one of its subsidiaries, and was due on February 3, 2015. We determined the warrants had a fair value of $378,500 based on the Black-Scholes option-pricing model. The fair value was recorded as a discount on the note payable and was being amortized over the life of the note. We repriced the warrants during 2013 and took an additional charge to earnings of $1,269,380 related to the repricing. The warrants were exercised upon the repricing (see Note 6). For the years ended December 31, 2015 and 2014, we amortized $10,514 and $126,167 of debt discount, respectively. On April 1, 2016, the note holder agreed to amend the note to extend the due date of the note to February 3, 2017.

Series A 10% Units

During 2012, we issued Series A units. Each unit is comprised of a $50,000 unsecured note that matured on March 31, 2013, and bears interest at 10% per annum payable quarterly, and a warrant to purchase 50,000 shares of common stock at an exercise price of $3.00 per share. The warrants expire on March 31, 2017. We issued $1,075,000 of Series A 10% Unsecured Notes (including proceeds of $12,000 received in 2011 that were converted to Series A notes in 2012) and warrants to purchase 1,075,000 shares of common stock. Also during 2012, $975,000 of Series A 10% Unsecured Notes were converted into 1,950,000 shares of our common stock. There was no gain or loss on the exchange. The remaining $100,000 balance was converted to 200,000 shares of common stock during the year ended December 31, 2013 (see Note 6).

OCEAN THERMAL ENERGY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015 AND 2014

Series B 10% Units

During 2013, we issued Series B units. Each unit is comprised of a note agreement, a $50,000 promissory note that matures on September 30, 2023, and bears interest at 10% per annum payable annually in arrears, a security agreement, and a warrant to purchase 10,000 shares of common stock at an exercise price to be determined pursuant to a specified formula. During 2013, we issued $525,000 of 10% promissory notes and warrants to purchase 105,000 shares of common stock (see Note 6). The warrants have an expiration date of September 30, 2023. We determined the warrants had a fair value of $60,068 based on the Black-Scholes option-pricing model. The fair value was recorded as a discount on the note payable and was being amortized over the life of the note. As of December 31, 2015 and 2014, we amortized $4,958 and $2,754 of debt discount, respectively. Accrued interest on the notes was $116,104 and $58,847 at December 31, 2015 and 2014, respectively. During 2015, one of the original note holders transferred its ownership of the note in the amount of $50,000 to the JPF Venture Fund 1, LP, which is disclosed as a related-party transaction (see Note 9).

Unsecured Debentures

During 2013, we paid cash of $10,000 and issued a note payable for $290,000 in connection with the reverse merger transaction (see Note 9). We repurchased and retired 7,546,464 shares of common stock simultaneously with the closing of the merger. The note is unsecured and due the earlier of December 31, 2015, or upon our receiving $50,000 of proceeds from the exercise of the Class A warrants, $50,000 from the exercise of the Class B warrants, $60,000 from the exercise of the Class C warrants, $60,000 from the exercise of Class D warrants, and $70,000 from the exercise of the Class E warrants. During 2014, we paid $100,000 and during 2015, we paid $60,000, leaving a balance of $130,000. Accrued interest totaled $20,759 and $8,867 at December 31, 2015 and 2014, respectively. We have determined that no further payment of principal or interest on this note should be made because the note holder failed to perform his underlying obligations giving rise to this note. As such, we are confident that if the note holder were to seek legal redress, a court would decide in our favor by either voiding the note or awarding damages sufficient to offset the note value.

During 2013, we issued a note payable for $100,000 and two-year warrants to purchase 300,000 shares of common stock, with an exercise price equal to the greater of a 50% discount of the stock price when our shares are listed on a public exchange or $0.425 per share, to an entity owned by our chief executive officer, together our principal stockholders. The unsecured note had an interest rate of 10% per annum and was due on January 31, 2014. We determined the warrants had a fair value of $58,116 based on the Black-Scholes option-pricing model. The fair value was recorded as a discount on the note payable and was amortized over the life of the note. As of December 31, 2015 and 2014, we amortized $0 and $29,058 of debt discount, respectively. Accrued interest totaled $0 and $1,292 as of December 31, 2015 and 2014, respectively. The note and all accrued interest were fully paid during 2014 (see Notes 6 and 9).

During 2014, we issued a note payable for $2,265,000 and warrants to purchase 12,912,500 shares of common stock, with an exercise price equal to the greater of a 50% discount of the stock price when our shares are listed on a public exchange or $0.425 per share, to an entity owned by our chief executive officer, together our principal stockholders. The warrants expire one year after our shares are listed on a recognized public exchange. The unsecured note has an interest rate of 10% per annum and the balance was due on January 31, 2015. We determined the warrants had a fair value of $2,265,000 based on the Black-Scholes option-pricing model. The fair value was recorded as a discount on the note payable and is being amortized over the life of the note. As of December 31, 2015 and 2014, we amortized $57,424 and $2,207,576 of debt discount, respectively. As of December 31, 2015, principal of $152,500 has been repaid and principal of $351,500 has been converted into 468,667 shares of common stock, leaving a note balance of $1,761,000. Accrued interest totaled $270,428 and $95,413 as of December 31, 2015 and 2014, respectively (see Note 6). On April 4, 2016, the note holder agreed to amend the note to extend the due date of the note to January 31, 2017.

OCEAN THERMAL ENERGY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015 AND 2014

During 2014, we issued Secured Convertible Promissory Notes (Bonds) totaling $166,800 through September 30, 2014. The bonds carry an interest rate ranging from 7.86% to 9.86% and mature on April 30, 2019 or December 31, 2019. In addition, the bondholders are entitled to convert each $1,200 bond into 1,000 shares of common stock at a price of $1.20 per share. Should our shares trade for 10 consecutive days at $1.80 per share or higher, the bonds are automatically called and converted to shares at $1.20 per share. There was no beneficial conversion on the date of grant. Accrued interest totaled $21,664 and $5,362 as of December 31, 2015 and 2014, respectively.

During 2014, we issued a note payable of $100,000 to a related party and $200,000 to a third party, for a total of $300,000, and warrants to purchase 300,000 shares of common stock with an exercise price of $1.00 per share. The warrants expire during December 2018. These unsecured notes have an interest rate of 12% per annum. The $100,000 note with a related party is due the earlier of December 26, 2015; the completion by us of an equity financing resulting in our receipt of gross proceeds of at least $2,000,000; or the financial close of the Baha Mar project and release of funds by the bank (see Note 9). The balance on the $200,000 note is due the earlier of March 31, 2015; the completion by us of an equity financing resulting in our receipt of gross proceeds of at least $2,000,000; or the financial close of the Baha Mar project and release of project financing funds by the bank. We determined the warrants had a fair value of $85,304 based on the Black-Scholes option-pricing model. The fair value was recorded as a discount on the notes payable and is being amortized over the life of the note. As of December 31, 2015 and 2014, we amortized $85,304 and $0 of debt discount, respectively. Accrued interest totaled $36,000 and $0 as of December 31, 2015 and 2014, respectively. As of December 31, 2015, the notes are in default. Due to the delay in opening of the Baha Mar Resort, our Baha Mar SWAC Project’s financial closing was delayed causing us to default on the notes. We intend to repay the notes and accrued interest upon the project’s financial closing (see Note 6).

During 2015, we issued a promissory note to a private venture fund in which our chief executive officer is an officer and director in consideration of working capital loans of up to $1,000,000. The note bears interest at a rate of 12%. Repayment is due on the earlier of the first anniversary of the date of issuance, the completion by us of equity financing resulting in the receipt of at least $2,000,000, or the financial close of the Baha Mar project. We also issued a warrant to purchase up to 4,480,000 shares of our common stock at $0.25 per share any time prior to repayment. We calculated the fair value of the warrant by using the Black-Scholes option-pricing model with the following weighted average assumptions: no dividend yield for all the years; expected volatility of 54%; risk-free interest rate of 0.32%; and an expected life of one year. We determined the warrant had a fair value of $1,000,000 based on the Black-Scholes option-pricing model. The fair value was recorded as a discount on the note payable and is being amortized over the life of the note. As of December 31, 2015, we amortized $376,107 of debt discount. The private venture fund has advanced $1,000,000 through December 31, 2015 (see Notes 6 and 9). In addition to $1,000,000, we received an additional $975 through December 31, 2015. Due to the additional working capital loans received, the note holder agreed to subsequently amend the original note to increase the working capital loan to $2,000,000 (see Note 10).

On April 7, 2015, we issued an unsecured convertible promissory note in the principal amount of $50,000 to an unrelated party. The note bears interest of 10% and is due on April 17, 2017. The note can be converted into our common stock at a conversion rate of $0.75 per share at any time prior to the repayment. We recorded a debt discount of $6,667 for the fair value of the beneficial conversion feature. As of December 31, 2015, we amortized $1,607 of debt discount.

OCEAN THERMAL ENERGY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015 AND 2014

The following convertible notes and notes payable were outstanding at December 31, 2015:

							Related Party		Non Related Party
Date of Issuance	Maturity Date	Interest Rate	Original Principal	Principal at December 31, 2015	Discount at December 31, 2015	Carrying Amount at December 31, 2015	Current	Long-Term	Current	Long-Term
02/03/12	02/03/17	10.00%	$ 1,000,000	$ 1,000,000	$ -	$ 1,000,000	$ -	$ 1,000,000	$ -	$ -
08/15/13	10/31/23	10.00%	525,000	525,000	52,354	472,646	-	45,014	-	427,632
12/31/13	12/31/15	8.00%	290,000	130,000	-	130,000	130,000	-	-	-
04/16/14	04/30/19	9.86%	6,000	6,000	-	6,000	-	-	-	6,000
05/09/14	04/30/19	9.86%	50,400	50,400	-	50,400	-	-	-	50,400
05/28/14	04/30/19	9.86%	25,200	25,200	-	25,200	-	-	-	25,200
04/01/14	01/31/15	10.00%	2,265,000	1,761,000	-	1,761,000	-	1,761,000	-	-
07/21/14	12/31/19	9.86%	78,000	78,000	-	78,000	-	-	-	78,000
08/18/14	12/31/19	7.86%	7,200	7,200	-	7,200	-	-	-	7,200
12/22/14	07/28/16	12.00%	200,000	200,000	-	200,000	-	-	200,000	-
12/26/14	12/26/15	12.00%	100,000	100,000		100,000		-	100,000	-
04/09/15	04/09/17	10.00%	50,000	50,000	5,060	44,940	-	-	-	44,940
07/28/15	*	12.00%	1,130,427	1,000,000	623,893	376,107	376,107	-	-	-
**	*	12.00%	-	975	-	975	975	-	-	-
Total			$ 5,727,227	$ 4,933,775	$ 681,307	$ 4,252,468	$ 507,082	$ 2,806,014	$ 300,000	$ 639,372

_______________
*
Repayment earlier of: (i) the first anniversary of the date of issuance;  (ii) the completion by us of equity financing resulting in our receipt of gross proceeds of at least $2,000,000; or (iii) the financial closing of the Baha Mar project.

**
Additional funding received related to the promissory note issued on July 28, 2015, to a private venture fund in which our chief executive officer is an officer and director, in consideration of a working capital loan of up to $1,000,000. On March 15, 2016, the note was amended to increase the working capital loan to up to $2,000,000.

The following convertible notes and notes payable were outstanding at December 31, 2014:

							Related Party		Non Related Party
Date of Issuance	Maturity Date	Interest Rate	Original Principal	Principal at December 31, 2014	Discount at December 31, 2014	Carrying Amount at December 31, 2014	Current	Long-Term	Current	Long-Term
02/03/12	02/03/15	10.00%	$ 1,000,000	$ 1,000,000	$ 10,513	$ 989,487	$ 989,487	$ -	$ -	$ -
08/15/13	10/31/23	10.00%	525,000	525,000	57,313	467,687	-	-	-	467,687
12/31/13	12/31/15	8.00%	290,000	190,000	-	190,000	190,000	-	-	-
04/16/14	04/30/19	9.86%	6,000	6,000	-	6,000	-	-	-	6,000
05/09/14	04/30/19	9.86%	50,400	50,400	-	50,400	-	-	-	50,400
05/28/14	04/30/19	9.86%	25,200	25,200	-	25,200	-	-	-	25,200
04/01/14	01/31/15	10.00%	2,265,000	1,746,000	57,424	1,688,576	1,688,576	-	-	-
07/21/14	12/31/19	9.86%	78,000	78,000	-	78,000	-	-	-	78,000
08/18/14	12/31/19	7.86%	7,200	7,200	-	7,200	-	-	-	7,200
12/22/14	12/31/15	12.00%	200,000	200,000	56,869	143,131	-	-	143,131	-
12/26/14	12/26/14	12.00%	100,000	100,000	28,435	71,565	71,565			-
Total			$ 4,546,800	$ 3,927,800	$ 210,554	$ 3,717,246	$ 2,939,628	$ -	$ 143,131	$ 634,487

Maturities of Long-Term Obligations for Five Years and Beyond

The minimum principal payments of notes payable and capital lease obligations at December 31, 2015:

2015	$2,991,000
2016	200,000
2017	1,050,975
2019 and thereafter	691,800
Total	$4,933,775

OCEAN THERMAL ENERGY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015 AND 2014

NOTE 6—STOCKHOLDERS’ EQUITY

(A)           Common Stock

During 2014, we issued 120,235 shares of common stock for cash of $102,200.

During 2014, we issued 5,786,635 shares of common stock pursuant to outstanding warrants for a total value of $3,339,994. These warrants were related to the Series A, B, and C warrants associated with the BBNA merger.

During 2014, we issued 2,174 shares of common stock for services with a fair value of $1,847 based on the recent cash offerings ($0.85 per share).

During 2015, individuals exercised warrants to purchase 537,989 shares of common stock at a price of $0.75 per share for cash totaling $403,492. These warrants were related to the Series C and E warrants associated with the BBNA merger.

During 2015, individuals exercised warrants to purchase 620,000 shares of common stock at a price of $0.50 per share for cash totaling $310,000. These warrants were related to the Series D warrants associated with the BBNA merger.

During 2015, we issued 2,844,000 shares of common stock to officers and employees with a fair value of $2,417,400 ($0.85 per share).

During 2015, we issued 157,295 shares of common stock for services performed with a fair value of $133,701 ($0.85 per share)

(B)           Warrants and Options

In September 2011, we issued to investors three-year warrants to purchase an aggregate of 5,273,217 shares of common stock at $0.50 per share. We calculated the fair value of the warrants by using the Black-Scholes option-pricing model with the following weighted average assumptions: no dividend yield for all the years; expected volatility of 55%; risk-free interest rate of 0.5%; and an expected life of two years.

We used the following assumptions for options during the year ended December 31, 2015:

Expected volatility:	54%
Expected lives:	1 Year
Risk-free interest rate:	0.32%
Expected dividend yield:	None

We used the following assumptions for options during the year ended December 31, 2014:

Expected volatility:	50%
Expected lives:	2 to 4 Years
Risk-free interest rate:	0.11%
Expected dividend yield:	None

OCEAN THERMAL ENERGY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015 AND 2014

During 2012, we issued warrants to purchase 1,075,000 shares of common stock in conjunction with Series A notes payable that are exercisable at a price of $3.00 per share and expire on March 31, 2017 (see Note 5).

During 2013, we issued warrants to purchase 105,000 shares of common stock in conjunction with Series B notes payable that are exercisable at a price to be determined pursuant to a specified formula (see Note 5). During 2014, our shares were listed on a public exchange, establishing a price for the warrants and making them all exercisable.

During 2013, we issued warrants to purchase 300,000 shares of common stock, with an exercise price equal to the greater of a 50% discount off of the stock price at the initial public offering or $0.425 per share, in conjunction with a note payable to an entity owned by our chief executive officer in the amount of $100,000 (see Note 5).

As part of the merger with BBNA, we assumed outstanding warrants to purchase 10,000,000 shares of common stock. These warrants are grouped into five tranches of 2,000,000 shares. The pricing for each tranche is as follows: Series A and Series B are $0.50 per share; Series C is $0.75 per share; Series D is $1.00 per share; and Series E is $1.25 per share. These warrants expire on December 31, 2018. During 2014, 5,786,635 of these warrants were exercised and 1,157,989 were exercised during 2015. In addition, we repriced the Series D warrants to $0.75 per share and Series E warrants to $0.50 per share.

During 2014, we issued warrants to purchase 12,912,500 shares of common stock, with an exercise price equal to the greater of a 50% discount off of the stock price at the initial public offering or $0.425 per share, in conjunction with a note payable to an entity owned by our chief executive officer in the amount of $2,265,000 (see Note 5).

During 2014, we issued warrants to purchase 300,000 shares of common stock, with an exercise price of $1.00 per share, in conjunction with notes payable to individuals, including a related party, in the amount of $300,000. These warrants expire on December 31, 2018 (see Note 5).

On July 28, 2015, we issued warrants to purchase 4,480,000 shares of common stock with an exercise price of $0.25 per share in conjunction with the borrowing agreement with a private venture fund, which is a related party, to provide us up to $1,000,000 in working capital. The warrants expire on December 31, 2017. We calculated the fair value of the warrant using the Black-Scholes option-pricing model with the following weighted average assumptions: no dividend yield for all the years; expected volatility of 54%; risk-free interest rate of 0.32%; and an expected life of one year (see Notes 6 and 9).

OCEAN THERMAL ENERGY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015 AND 2014

The following table summarizes all warrants outstanding and exercisable for the years ended December 31, 2015 and 2014:

	Number of	Range of
Warrants	Warrants	Exercise Price
Balance at December 31, 2013	11,480,000	$3.00
Granted	13,212,500	$0.43 - $1.00
Exercised	(5,786,635)	$0.50 - $0.75
Forfeited	-	-
Balance at December 31, 2014	18,905,865	$0.43 - $3.00
Granted	4,480,000	$0.25
Exercised	(1,157,989)	$0.50 - $0.75
Forfeited	-	-
Balance at December 31, 2015	22,227,876	$0.25 - $3.00
Exercisable at December 31, 2015	22,227,876	$0.25 - $3.00

On, January 1, 2015, we issued to our vice president shareholder relations three-year options to purchase an aggregate of 100,000 shares of common stock at $0.75 per share. The options vest in four segments of 25,000 shares per quarter commencing on: March 31, 2015; June 30, 2015; September 30, 2015, and December 31, 2015. We calculated the fair value of the options by using the Black-Scholes option-pricing model with the following weighted average assumptions: no dividend yield for all the years; expected volatility of 54%; risk-free interest rate of 0.25%; and an expected life of one year. The fair value of the options was $22,440 or $0.2244 per option.

The following table summarizes all options outstanding and exercisable for the years ended December 31, 2015 and 2014:

	Number of	Range of
Options	Options	Exercise Price
Balance at December 31, 2013	-	-
Granted	-	-
Exercised	-	-
Forfeited	-	-
Balance at December 31, 2014	-	-
Granted	100,000	$0.75
Exercised	-	-
Forfeited	-	-
Balance at December 31, 2015	100,000	$0.75
Exercisable at December 31, 2015	100,000	$0.75

OCEAN THERMAL ENERGY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015 AND 2014

NOTE 7—INCOME TAX

A reconciliation of income tax expense and the amount computed by applying the statutory federal income tax rate to the income before provision for income taxes is as follows:

	December 31	December 31
	2015	2014
Statutory rate applied to loss before income taxes	$(2,600,485)	$(2,492,617)
Increase (decrease) in income taxes results from:
Nondeductible expense	1,287,259	978,715
Change in valuation allowance	1,313,226	1,513,902
Income tax expense (benefit):	$ -	$ -

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets and liabilities are as follows:

	December 31	December 31
	2015	2014
Deferred tax assets	$ -	$ 7,750
Operating loss carryforwards	6,855,496	5,534,520
Gross deferred tax assets	6,855,496	5,542,270
Valuation allowance	(6,855,496)	(5,542,270)
Net deferred tax asset	$ -	$ -

We have net operating loss carryforwards for income tax purposes of approximately $16,800,000. This loss is allowed to be offset against future income beginning in 2032 until the year 2034 when the net operating loss carryforwards will expire. The tax benefits relating to all timing differences have been fully reserved for in the valuation allowance account due to the substantial losses incurred through December 31, 2015. The change in the valuation allowance for the years ended December 31, 2015 and 2014, was an increase of $1,313,226 and $1,513,902, respectively.

Internal Revenue Code Section 382 imposes limitations on the availability of a company’s net operating losses after certain ownership changes occur. The Section 382 limitation is based upon certain conclusions pertaining to the dates of ownership changes and the value of the company on the dates of the ownership changes. It was determined that an ownership change occurred. The amount of our net operating losses incurred prior to the ownership change is limited based on the value of the Company on the date of the ownership change. Management has not determined the amount of net operating losses generated prior to the ownership change available to offset taxable income subsequent to the ownership change.

OCEAN THERMAL ENERGY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015 AND 2014

NOTE 8—COMMITMENTS AND CONTINGENCIES

Employment Agreements

On January 1, 2011, we entered into a five-year employment agreement with an individual to serve as our chief executive officer. The employment agreement provides for successive one-year term renewals unless it is expressly cancelled by either party 100 days prior to the end of the term. Under the agreement, the chief executive officer will receive an annual salary of $350,000, a car allowance of $12,000, and Company-paid health insurance. We are allowed to defer $170,000 per annum until we reach our first financial close on a project with a capital cost of $25 million or more. The agreement also provides for bonuses equal to one times annual salary plus 500,000 shares of common stock for each additional project that generates $25 million or more revenue to us. The chief executive officer is entitled to receive severance pay in the lesser amount of three years’ salary or 100% of the remaining salary if the remaining term is less than three years. As of December 31, 2015, we issued 1,000,000 shares of common stock, with a fair value of $850,000, to compensate the chief executive officer for his performance (see Note 9).

On May 1, 2011, we entered into a five-year employment agreement with an individual to serve as our senior vice president and head of OTEC Programs. The employment agreement provides for successive one-year term renewals unless it is expressly cancelled by either party 100 days prior to the end of the term. Under the agreement, the individual will receive an annual salary of $210,000, a car allowance of $9,000, and $14,400 towards health insurance. We are allowed to defer $108,000 per annum. For the Baha Mar project, the individual is entitled to a bonus of $25,000, 100,000 shares of common stock, and all deferred salaries. The agreement also provides for bonuses equal to one times the annual salary plus 100,000 shares of common stock for each additional project that generates $25 million or more revenue to us. The individual is entitled to receive severance pay in the lesser amount of three years’ salary or 100% of the remaining salary if the remaining term is less than three years.

During the year ended December 31, 2015, we issued to the chief financial officer 1,000,000 shares of common stock, with a fair value of $850,000, according to a settlement agreement. The chief financial officer was hired on February 1, 2015, in anticipation of the financial closing of the Baha Mar project; however, the project was delayed making it difficult for us to raise enough money to justify his employment. As a result, a settlement agreement was negotiated to supersede the chief financial officer’s unexpired employment agreement (see Note 9).

During the year ended December 31, 2015, we issued 844,000 shares of common stock to employees for services with fair value of $717,400.

During the year ended December 31, 2015, we issued 157,295 shares of common stock to consultants for services with fair value of $133,701.

OCEAN THERMAL ENERGY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015 AND 2014

Commitments

On March 23, 2015, we entered into an Agreement and Plan of Merger dated March 12, 2015 with TetriDyn Solutions, Inc. (“TetriDyn”). Before entering into this agreement, there was no material relationship between us and our affiliates and TetriDyn and its affiliates. On December 7, 2015, the parties agreed to terminate the proposed acquisition due to the inability to resolve certain closing conditions. As a result, each company agreed to pay its own costs and expenses to date.

Contingencies

On June 29, 2015, with the Baha Mar resort an estimated 95% complete, Baha Mar Ltd., the developer of the resort, filed for Chapter 11 bankruptcy protection in U.S. Bankruptcy Court in Wilmington, Delaware. Baha Mar Ltd. is the entity with which our subsidiary entered into the Energy Services Agreement to build a SWAC system. The underlying cause of the filing was a commercial dispute between Baha Mar Ltd. and its construction company. Neither we nor our construction company is a party to the proceeding. At an early stage of the proceedings, the U.S. Bankruptcy Court in Wilmington, Delaware dismissed the action on September 15, 2015, agreeing with the Bahamas Supreme Court in finding that the case should properly be decided in Bahamian courts.

The case is proceeding in the Bahamas Supreme Court with the September 2015 appointment of provisional liquidators (Bahamas-based KRyS Global and UK-based AlixPartners) for the specific purpose of preserving the assets of the unfinished resort pending a resolution of the dispute. In November 2015, the Bahamas Supreme Court named Deloitte & Touche LLP as a receiver to Baha Mar Ltd. at the request of the Export-Import Bank of China, which is a primary creditor having made a $2.45 billion loan to Baha Mar Ltd. in 2010. In March 2016, the receiver engaged Colliers International, an international real estate firm, to actively market the resort to a new owner.

The June 2015 bankruptcy of the developer constituted an event of default under the Energy Services Agreement, but we have elected not to assert that default in favor of attempting to pursue the project. Under the terms of our Energy Services Agreement, in the event of default of the developer, we have the right to recover damages, including the amount invested in the project ($7.9 million at December 31, 2015), plus any fees earned at the time of breach and other direct damages, limited in aggregate amount to $25.0 million. The Energy Services Agreement is binding on any successor developer that takes over the development and finished construction.

We believe that even though bankruptcy courts have substantial powers to void contracts, the Energy Services Agreement is likely to survive (either in full effect or with limited modifications) due to the energy requirements of the project, but there can be no guarantee that we will realize any future benefits from the project.

Our Baha Mar project will be delayed until the new owner takes control of the resort and our ESA contract is either terminated or assumed by the new ownership.

OCEAN THERMAL ENERGY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015 AND 2014

Litigation

From time to time, we are involved in legal proceedings and regulatory proceedings arising from operations. We establish reserves for specific liabilities in connection with legal actions that management deems to be probable and estimable. We are not currently a party to any proceeding, the adverse outcome of which would have a material adverse effect on our financial position or results of operations.

NOTE 9—RELATED-PARTY TRANSACTIONS

During 2012, we entered into a note payable for $1,000,000 and warrants to purchase 3,295,761 shares of common stock with an exercise price of $0.50 with a company owned by a director of the Company. We repriced the warrants during 2013 and took an additional charge to earnings of $1,269,380 related to the repricing. The warrants were exercised upon the repricing (see Note 5).

During 2013, we issued a promissory note for $290,000 to Theodore Herman in connection with the merger with BBNA (see Note 5).

During 2014, we issued a note payable for $2,265,000 and two-year warrants to purchase 12,912,500 shares of common stock, with an exercise price equal to the greater of one-half of our listing stock price on a public exchange or $0.425 per share, with a related party (see Note 5).

During the 2014, we issued a note payable to a consultant to the Company for $100,000 and warrants to purchase 100,000 shares of common stock with an exercise price of $1.00 per share (see Note 5).

During 2015, we paid $110,000 to a company controlled by our chief executive officer under an operating lease agreement.

During 2015, a private venture fund, in which our chief executive officer is an officer and director, agreed to provide up to $1,000,000 in working capital (see Notes 5 and 6).

During 2015, we issued 2,000,000 shares of common stock, with a fair value of $1,700,000, to an executive officer and a former executive officer of the Company (see Note 8).

During 2015, one of the original Series B note holders transferred its ownership of the note in the amount of $50,000 to the JPF Venture Fund 1, LP (see Note 5).

During the year ended December 31, 2014, we paid $120,000 to a company controlled by Jeremy P. Feakins, our chief executive officer, under an operating lease agreement.

During 2015, we paid $110,000 to a company controlled by Jeremy P. Feakins, our chief executive officer, under an operating lease agreement.

NOTE 10—SUBSEQUENT EVENTS

Subsequent to December 31, 2015, Series E warrants to purchase 80,000 shares of common stock were exercised at a price of $0.50 per share, for cash totaling $40,000.

On March 15, 2016, we signed a Memorandum of Understanding with American Samoa Power Authority and American Samoa Department of Commerce for us to prepare costs for several OTEC related projects, including fossil-fuel free electricity, seawater, air-conditioning, and a comprehensive economic development plan using the OTEC ancillary products, such as potable/bottle water and high-profit aquaculture, mariculture, and agriculture opportunities.

OCEAN THERMAL ENERGY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015 AND 2014

As disclosed in Note 5, we have a working capital loan with a private venture fund in which our chief executive officer is an officer and director. On April 1, 2016, the note holder agreed to amend the note to increase the working capital loan to up to $2,000,000 and the warrant to up to 8,000,000 shares and extend the due date to February 3, 2017. Since December 31, 2015, additional loans of $326,100 have been made to us by the private venture fund.

On April 1, 2016, the due date of a related-party note payable in the amount of $1,000,000 issued on February 3, 2012, was extended to February 3, 2017.

On April 4, 2016, the due date of a related-party note payable in the amount of $2,265,000 issued on January 31, 2015, was extended to January 31, 2017. In February, we repaid $5,000 of this related-party note payable.

In preparing these consolidated financial statements, we have evaluated events and transactions for potential recognition or disclosure through April 15, 2016, the date the financial statements were issued.